SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month August 2012

CREDICORP LTD.

(Exact name of registrant as specified in its charter)

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

Second Quarter 2012 Results

Lima, Peru, August 06, 2012 - Credicorp (NYSE:BAP) announced today its unaudited results for the 2Q of 2012. These results are reported on a consolidated basis in accordance with IFRS in nominal U.S. Dollars.

HIGHLIGHTS

•     Credicorp reported net earnings of US$171.9 million in 2Q12. This reveals a 9.1% drop in the record earnings reported in 1Q that is attributable to our conservative provisioning policy, which accompanies our incursion efforts in lower income segments. This decision caused ROAE to fall this Q to 19.2% and ROAA to 2%. Nevertheless, 1H12’s net earnings were still 3.4% higher and totaled US$361.1 million.

•     This net earnings result and the high provisioning level hide very strong business performance and expansion. Credicorp reported robust growth with a 6.3% quarterly expansion in its loan book that was concentrated in the retail business, which reported 2.4 times the growth seen in loans for Wholesale Banking; significant insurance premium growth; robust expansion of bank & pension fees; as well as a resilient asset management fee income.

•     These numbers confirm the strength of the local market and growth dynamic in the midst of international (financial) and some local (social) turbulence.

•     Consequently, NII expansion was strong at 5.8% for the Q despite an increase in the funding structure, which led to slightly higher funding costs. This revealed a stronger net interest margin on loans of 8.1% while the global NIM remained stable at 5% for the Q.

•     Non-financial income also reported a significant expansion of 5.4% for the Q and 28.9% for the Y, whereby the core generators, fee income and gains from FX-transactions, performed strongly in both the Q and yearly evolution.

•     The insurance business recovered from last Q´s high claims and reported a very strong result with a total underwriting result of US$ 39 million, which represents about a four-fold improvement over last Q’s result.

•     However, despite a stable PDL ratio of 1.16% for delinquencies over 90 days and 1.7% for all delinquencies, provisions were up 59.2% QoQ and reached a high of US$110.9 million. This reflects our conservative policies for coverage of expected losses, which currently drive the process to determine provisions. Given that the Bank is concentrating on penetrating untapped low-income sectors of the population, which requires an extremely cautious approach as we develop our learning curve and adjust our models accordingly, we decided to move towards full coverage of the high end of the range of the expected losses determined using our internal models, the level of provisions increased to above that required by traditional regulations, even if we include the provisions’ alignment mandated by the regulator to cover any further deterioration in the low income consumer/credit card sectors, which explains 45% of the additional LLPs vs. last Q´s level.

•     Operating expenses continued to grow at an accelerated pace and were up 8.7% QoQ as expansion continues and new businesses are developed, which led to higher administrative & personnel expenses related to: higher variable income; new hires; competitive pressures; the move to outsource IT operations and associated costs for migrating IT personnel; stronger transactional activity; and the additional administrative costs required to develop and support all new business fronts.

•     Operating income therefore suffered a decline of 1.9% QoQ to total US$235.3 million.

•     In addition, the FX-volatility in the international markets led to a slight strengthening of the US Dollar, which cut into the revaluation trend of the local currency and led to a minor translation loss. After considering this translation loss, which explains US$14.7 million of the total decline in income, net earnings dropped 9.1%.

•     This 2Q12, BCP reported a US$124.2 million contribution to Credicorp, showing a 25% drop in contribution from last Q´s top earnings contribution. This result hides strong loan growth, particularly in the retail segment, which led to a 5.9% expansion of the loan book; a 3.4% increase in NII; a 10bps increase in the NIM on loans; a stable global NIM of 5%; and a robust 9.6% expansion in non-financial income. However, the increase in LLPs, which were approximately US$40 million higher this 2Q, partially reflects deterioration in the consumer sector (credit cards) and a conservative approach to expected loss coverage, which required approximately US$19 million in provisions on top of the regulator’s requirements. OpEx also increased due to strong transactional activity, new business generation, and the IT changes mentioned above, while translation losses for this Q (compared to gains in 1Q) also contributed to the drop in net earnings. In this context, ROAE this 2Q12 dropped to an unusually low 21.4%.

•     BCP Bolivia’s performance was also strong with loan growth of 5.6% QoQ. Stronger NII and lower OpEx offset higher provisions leading to a 1.2% increase in the bottom line result and contribution to Credicorp, which totaled US$5.6 million, while maintaining a solid ROAE of 18.5%. Meanwhile, Edyficar posted excellent loan growth this Q of 7.4% and a 7% increase in Op Income. However, lower translation results and higher OpEx following branch expansion led to a slightly lower though still strong contribution of US$ 7.2 million.

•	ASB’s contribution to Credicorp this 2Q12 was US$ 10.6 million, down 8.1% vs. 1Q12’s earnings. The slight decline is attributable to a decrease in net gains from sales of securities due to an increase in volatility in the securities market this quarter due to the sovereign crisis in Europe and the weak performance of the US economy, and a drop in fees and commissions. Nevertheless, ROAE for 2Q reached a sound 24.3%.

•	As indicated above, PGA’s performance recovered significantly this 2Q as its contribution to Credicorp reached an excellent US$23.6 million. This was due to the fact that the P&C business normalized this Q and posted a lower combined ratio of 102% vs. 115% in 1Q. The Life business and Medical lines also performed well and contributed the reported result.

•	Prima’s performance and contribution was up 24.8% and reached US$11.4 million this 2Q due to strong fee income growth and lower admin & mkting costs. This reflects a superb ROAE of 33.8%. This expansion is in line with strong economic activity and continuing expansion of the Peruvian formal workforce.

•	Overall Credicorp posted excellent growth once again this 2Q12 although results were curbed somewhat by a conservative provisioning policy for a business that is still in the development phase.

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I. Credicorp Ltd.

Overview

Credicorp reported net earnings of US$ 171.9 million in 2Q12, which represents a 9% decrease with regard to the record earnings reported in 1Q. This was due to a conservative provisioning policy, which mandates high coverage of expected losses to accompany our incursion in lower income segments, and led to this Q´s high loan loss provisions. This decision brought ROAE for the Q down to 19.2% and ROAA to 2%. Nevertheless, net earnings in 1H12 were still 3% higher and reached US$ 361 million with an ROAE of 20.1%.

This earnings result and high provisions for the Q hide very strong business performance and expansion. Growth was robust with a 6.3% quarterly expansion in the loan book that was concentrated in the retail business, which reported 2.4 times the growth seen in loans for Wholesale Banking; significant insurance premium growth; robust expansion of bank and pension fees; as well as resilient asset management fee income.

Net Interest Income (NII) reflected loan book growth that was slightly offset by a small increase in the cost of funds. In fact, interest income was up a strong 6.7% for the Q, but NII expanded 5.8% reflecting our changing funding structure and cost. In this context, NIM on loans also expanded 10bps to 8.1%, and overall NIM held steady at 5% as expected.

Non-financial income was also up a robust 5.4% for the Q, while the underwriting results for the insurance business recovered significantly from a claims-laden 1Q, reaching a more normalized level of US$ 39 million vs. US$9.8 million the previous Q.

Portfolio quality indicators deteriorated only marginally, with a consistently low 90-day PDL ratio of 1.16%; a stable total PDL ratio (including less than 90 day delinquencies) of 1.7%; and a NPL ratio of 2.3% vs. 2.2% in the previous quarter. Nevertheless, delinquencies in certain retail business segments, namely the credit card business, which accounts for only 4.9% of the total portfolio, increased, and a general deterioration of this business segment in the system was identified, as shown by the regulator’s requirement of alignment in provisions. All this led to a decision to increase LLPs above those required by the regulator (which already includes additional provisions for alignment to cover deterioration in the system) to provide high coverage for expected losses, more specifically: 95% coverage of the high end of the range of expected losses determined through our internal models. This resulted in an unusually high level of loan loss provisions (LLP) for the quarter for a total of $110.8 million, which is ultimately a reflection of the process to incur in untapped sectors of the population, something that requires an extremely cautious approach as we develop our learning curve and adjust our models accordingly.

The insurance business recovered significantly this 2Q12 from the high claims reported in the 1Q. Net claims were down 17.8% QoQ while net earned premiums were up 8% leading to significantly better underwriting results and a sound contribution to Credicorp.

OpEx increased 8.7% for the Q due to seasonality that affects costs (comparison with a typically low cost 1Q) and an increase in transactional activity, upfront costs for branch openings as well as, more importantly, significant one-off costs related to the change implemented in our IT management as we moved from utilizing an all-in-house IT service to outsourcing a significant portion of IT hardware and software. These efforts are meant to solve the bottlenecks generated by our in-house approach; improve software development speed and efficiency by using an internationally recognized and experienced software developer; and increase efficiencies going forward. This move entailed the transfer of personnel and some layoffs, which in turn implied significant compensation packages that had a greater impact this 2Q than last Q. Other one-off costs are associated with the advisory services that the Bank has taken on to develop new businesses (such as our new regional investment banking business); business expansion in new segments (such as risk management developments); and consolidation costs relative to investment banking acquisitions.

3

Therefore, despite excellent growth and income expansion, the high LLPs and high OpEx for the quarter led to a slight drop of 1.9% in operating income, which totaled US$ 235.2 million. However, translation results were negative this 2Q and explain a US$ 14.9 million lower income contribution of this line causing a further deterioration in the bottom line result, which dropped 9% as reported.

Credicorp Ltd.	Quarter			Change %		Year to date		Change %
US$ 000	2Q12	1Q12	2Q11	QoQ	YoY	Jun 12	Jun 11	YoY
Net Interest income	393,936	372,252	310,461	5.8%	26.9%	766,187	620,533	23.5%
Net provisions for loan losses	(110,850)	(69,639)	(60,259)	59.2%	84.0%	(180,489)	(101,776)	77.3%
Non financial income	250,757	237,819	194,576	5.4%	28.9%	488,576	400,350	22.0%
Insurance services technical result	37,370	7,885	11,963	374.0%	212.4%	45,255	62,109	-27.1%
Medical Services Technical Result (1)	1,632	1,957	-	-16.6%	100.0%	3,589	-	100.0%
Operating expenses (1)	(337,589)	(310,571)	(248,029)	8.7%	36.1%	(648,159)	(534,348)	21.3%
Operating income (2)	235,256	239,703	208,713	-1.9%	12.7%	474,959	446,868	6.3%
Core operating income	235,256	239,703	208,713	-1.9%	12.7%	474,959	433,931	9.5%
Non core operating income (3)	-	-	-	-	-	-	12,937	-100.0%
Translation results	(1,685)	13,185	12,638	-112.8%	-113.3%	11,499	13,661	-15.8%
Income taxes	(58,573)	(60,073)	(43,165)	-2.5%	35.7%	(118,646)	(103,841)	14.3%
Net income	174,998	192,814	178,186	-9.2%	-1.8%	367,812	356,688	3.1%
Minority Interest	3,051	3,702	4,019	-17.6%	-24.1%	6,753	7,496	-9.9%
Net income attributed to Credicorp	171,946	189,113	174,167	-9.1%	-1.3%	361,059	349,191	3.4%
Net income / share (US$)	2.16	2.37	2.18	-9.1%	-1.3%	4.53	4.38	3.4%
Total loans	19,232,220	18,094,523	16,198,533	6.3%	18.7%	19,232,220	16,198,533	18.7%
Deposits and obligations	21,718,735	21,181,704	18,540,412	2.5%	17.1%	21,718,735	18,540,412	17.1%
Net shareholders' equity	3,675,134	3,493,753	2,965,948	5.2%	23.9%	3,675,134	2,965,948	23.9%
Net interest margin	5.03%	5.08%	4.75%			4.89%	4.81%
Efficiency ratio	41.4%	40.6%	40.6%			41.0%	40.4%
Return on average shareholders' equity	19.2%	22.0%	24.2%			20.1%	24.2%
PDL ratio	1.74%	1.66%	1.50%			1.74%	1.50%
PDL ratio at 90 days	1.16%	1.16%	1.08%			1.2%	1.1%
NPL ratio	2.34%	2.21%	1.99%			2.34%	1.99%
Coverage ratio of PDLs	186.8%	188.0%	194.0%			186.8%	194.0%
Coverage of NPLs	139.1%	141.0%	145.7%			139.1%	145.7%
Employees	23,438	22,863	20,554			23,438	20,554

(1) Gross margin from clinics: income from medical care minus operating expenses related to medical services.

(2) Income before translation results and income taxes.

(3) Includes non core operating income from net gain on sales of securities.

Credicorp – The Sum of Its Parts

Credicorp’s business development in 2Q12 was very strong. In fact, significant growth was seen in all segments and the Bank has developed additional fronts to grow its business in the future. However, as we have indicated in the past, the strategies to increase bank-penetration that are fueling this growth imply lowering the threshold for granting loans. We are fully aware that this is a delicate process and are dedicating significant resources and time to carefully monitor the situation and fine-tune our models accordingly. Nevertheless, the accelerated growth in certain retail sectors, namely the credit card business, has generated an increase in delinquencies in our portfolio and throughout the credit card system and reveals the need to approach the low income sector with greater caution while giving new consumers the time they need to learn about using credit wisely.

4

We gradually made corrections to our scoring and approval criteria over the last several months as the deviations in credit behavior and delinquencies became evident. Given this evolution, provisions were boosted following a conservative decision to increase our provision reserves based on an internal modeling of expected losses. This decision was not an easy one given that it meant sacrificing our net earnings growth and profitability indicators for the quarter. Nonetheless, we are convinced that this is in our shareholders’ best interest and stands as proof of our commitment to manage this organization according to sound criteria.

Other elements contributed to the drop in net results, such as higher costs, which, as mentioned before, include some non recurrent costs related to two important changes in the business development and strategy. FIRST, the decision to outsource IT services, which means a high one-off, upfront cost as personnel and capacities are reduced and transferred to the new service providers (in this case three reputable international entities that should provide a significantly better, more sophisticated and efficient IT services: TATA and Everis for software and IBM for hardware). This process began in 1Q but was implemented to a greater degree in 2Q12. SECOND, new business development in the Investment Banking segment, which went regional after the Bank acquired of two organizations with high profiles in their respective countries: Correval in Colombia and IM Trust in Chile. This endeavor also entails upfront costs that vary from hiring some external advisory services for certain processes to expenses relative to administrative costs for consolidation, which will lead to the establishment of a separate regional Investment Bank. These are extraordinary events, which despite the upfront costs they entail, are expected to contribute significantly to the sustainability of future earnings growth.

In addition to these events, the final contributor to a lower net earnings result was the translation loss reported in this 2Q, which added to the 1.9% QoQ drop in operating income led to a subsequent 9.1% decline in net income.

Nevertheless, and despite this setback in earnings, we are confident that Credicorp is on track and is instituting all measures and business decisions necessary to sustain the corporation´s profitable growth story. Results for 1H12 total US$361 million. This a good result given that the second half of the year is usually stronger in income generation and the fact that significant extraordinary costs are being digested in this 1H12.

This 2Q12, BCP reported a US$127.7 million contribution to Credicorp, which represents a 25% drop in with regard to last Q´s top earnings contribution. This result hides strong loan growth, particularly in the retail segment, which led to a 5.9% expansion of the loan book; a 3.4% increase in NII; a 10bps increase in NIM on loans; a stable global NIM of 5%; and robust 9.6% expansion in non-financial income. However, the increase in LLPs, which were US$40 million higher this 2Q, partially reflects deterioration in the consumer sector (credit cards) and the conservative coverage in place for expected losses, which required approximately US$19 million in provisions on top of the regulator’s requirements. In addition, OpEx also increased due to strong transactional activity, new business generation and the IT changes mentioned above, while translation losses for this Q (compared to gains in 1Q) also contributed to the drop in net earnings. In this context, ROAE this 2Q12 dropped to an unusually low 21.4%.

However, and despite this quarter´s setback in earnings, net earnings for 1H12 totaled US$ 298.4 million; this represents an 11% increase with regard to the same period of last year, which led to a contribution to Credicorp of US$ 298.8 million.

5

Earnings contribution to Credicorp	Quarter			Change %		Year to date		Change %
US$ 000	2Q12	1Q12	2Q11	QoQ	YoY	Jun 12	Jun 11	YoY
Banco de Crédito BCP (1)	124,222	166,602	134,583	-25%	-8%	290,824	262,541	11%
BCB (2)	5,484	5,420	3,247	1%	69%	10,903	8,395	30%
Edyficar	7,200	7,733	6,383	-7%	13%	14,933	12,216	22%
Pacifico Grupo Asegurador	23,663	4,823	25,057	391%	-6%	28,486	40,382	-29%
Atlantic Security Bank	10,610	11,552	11,524	-8%	-8%	22,162	24,515	-10%
Prima	11,445	9,166	7,834	25%	46%	20,611	15,925	29%
Credicorp Ltd. (3)	3,515	(2,499)	(2,248)	241%	256%	1,016	(119)	952%
Others (4)	(1,509)	(532)	(2,583)	-184%	42%	(2,040)	5,948	-134%
Net income attributable to Credicorp	171,946	189,113	174,167	-9%	-1%	361,059	349,192	3%

(1) Includes Banco de Crédito de Bolivia and Edyficar.

(2) Total contribution to Credicorp is lower than BCB's net income due to the fact that Credicorp's ownership (directly and indirectly) on BCB is 97.7%.

(3) Includes taxes on BCP's and PGA's dividends, and other expenses at the holding company level.

(4) Includes Grupo Crédito excluding Prima (Servicorp and Emisiones BCP Latam), others of Atlantic Security Holding Corporation and others of Credicorp Ltd.

BCP Bolivia reported fairly good performance as the economy continues to grow moderately but steadily despite the lack of foreign investment. Thus, BCP Bolivia showed strong growth in NII of 7.8% for 2Q, which is in line with its portfolio expansion of 5.6%, and an 8.7% decrease in OpEx. However, a significant increase in regulatory cyclical provisions and lower fee income allowed for only a slight 1.2% increase in net earnings, which totaled US$ 5.6 million for the 2Q. BCP Bolivia’s ROAE in 2Q12 was therefore 18.5% for the Q.

In accumulated terms, BCP Bolivia reported net income of US$ 11.2 million in 1H12, 29.9% higher than the level of US$ 8.6 million posted in 1H11. This indicates that the Bolivian operation’s profitability has recovered significantly. However, going forward this level may be curbed somewhat given that the regulatory entity in Bolivia has decided that ROAEs above 13% will be taxed at higher rates in the future.

Financiera Edyficar posted net income of US$ 7.4 million, which represented a decrease of 6.9%. Nevertheless, it is important to emphasize that operating income grew +7.0% due to an increase in net interest income (+6.3%). This result was in line with expansion in the loan portfolio, which grew +7.4% thanks to this quarter’s successful campaign strategy. However, higher OpEx, a significantly lower translation result and an increase in provisions were behind the drop in the bottom line. Furthermore, portfolio quality remains stable at 4.2% due to the successful lending model. In this context, net shareholders’ equity increased 10.7% in 2Q12 due to an improvement in accumulated results. Return on average equity (ROAE), including goodwill, was situated at 23.8% in 2Q12 while the figure excluding goodwill was 40.2% for the same period.

In accumulated terms at the end of June 2012, Edyficar’s net income grew 22.2% due to a 35.2% increase in the net interest income, which helped offset higher operating expenses and provisions. Loan expansion was very strong at +41.8% and ROAE reached 24.5%.

At Pacifico Grupo Asegurador (PGA), results recovered significantly this 2Q. Its contribution to Credicorp reached an excellent US$ 23.6 million, which reflects a 17.6% ROAE. This was the result of the fact that the P&C business normalized this quarter and reported a combined ratio of 102% vs. 126% in 1Q. The insurance group’s total net earned premiums continued to grow and expanded 8.3% QoQ, whereas claims dropped 17.8%. Furthermore, the Life business and Medical lines also performed well and contributed to the excellent reported result. The health business posted an improvement in its underwriting result while the new clinics reported a US$ 2 million underwriting result before accounting and legal adjustments relative to acquisitions. This evolution is highly satisfactory as the group’s investments in vertical integration programs continue according to plan.

6

The results for 1H12 reflect a claims-laden 1Q. In this context -and despite a 20.9% increase in net earned premiums and a 20.6% increase in financial result- the underwriting result for the semester reflects a decline of 21.9% as well as a 26.3% drop in net earnings, which led to a subsequently lower ROAE of 10.5%.

Atlantic Security Bank (ASB) reported net income of US$ 10.6 million in 2Q12, which reflects an 8.1% decrease with regard to 1Q12’s earnings. This slight decline is attributable to: i) a decrease in net gains from sales of securities due to an increase in volatility in the securities market this quarter due to the sovereign crisis in Europe and the weak performance of the US economy; ii) a drop in fees and commissions for services given that higher commissions were paid to third parties to manage part of our investment portfolio; and iii) a complicated market for fees based on fund performance. Nevertheless, results are satisfactory in this market environment and ROAE was 24.3% for the period.

In accumulated terms at the end of 2Q12, ASB’s contribution to Credicorp totaled US$ 22.2 million, which represents a 9.6% drop with regard to the same period last year. This slight decline is attributable to the fact that the international environment for investments remains complicated. Nevertheless, ROAE for the 1H12 remains solid at 24.7%.

Prima AFP’s net income totaled US$ 11.4 million in 2Q12, which represents a 24.8% increase over the US$ 9.2 million reported for earnings in 1Q12 and a superb ROAE of 33%. Net income growth this quarter is due primarily to higher commissions and lower expenses for administration and sales (primarily a decline in advertising expenses). Prima AFP’s fee Income was US$ 30.9 million in 2Q12, which represented growth of 4.4% QoQ and 18.7% YoY. This increase was attributable to solid growth in RAM (the income base) due to dynamism in the Peruvian economy and Prima’s successful efforts to capture new affiliates. Furthermore, Prima AFP’s funds under management (FuM) totaled US$ 10,542 million at the end of June 2012, which represented 31.4% of the total funds under management in the SPP. With this result, Prima AFP leads the market in terms of FuM.

In terms of accumulated results, Prima AFP’s evolution was favorable the first semester, which is reflected in its net income of US$ 20.6 million. This figure represents growth of 29.4% with regard to the net result for the same period in 2011. Additionally, the operating result was 34.2% higher than that obtained in 1H11. In this context, the accumulated return on average equity (ROAE) at the end of June 2012 was 29.3%, which tops the figure posted for the same period last year (22.0%).

Credicorp Ltd’s line includes mainly provisions for tax retention on dividends paid to Credicorp and interest on dividends as well as interest on investments in specific Peruvian companies. The US$ 3.5 million gain reported this quarter results from high interest income which more than compensates the provisions for tax payments.

The Others account encompasses the holding’s different companies, including Grupo Crédito, which controls the start-up operations such as Tarjeta Naranja, and thus reports still negative results which this 2Q reached US$ 1.5 million.

Overall, the results of the Credicorp group continue to reflect the growth opportunity of the Peruvian market and the company’s ability to capture this growth while taking the necessary steps to maintain risks well under control.

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II. Banco de Crédito del Perú Consolidated

Summary 2Q12

BCP’s results in 2Q12 indicate that net income fell 25.1% QoQ. This led to a subsequent decline in ROAE and ROAA, which were situated at 21.4% and 1.7% respectively, due primarily to the Bank’s conservative provisions’ policy. Despite this scenario, BCP’s net income in 1H12 was US$ 298.4 million. This figure represents an increase of 10.9% with regard to the level reported in 1H11. In accumulated terms ROAE was 25.2% in 1H12, which falls below the 27% registered in 1H11.

Notwithstanding it is important to note that the quarter’s net results hide the fact that business has expanded considerably, which is reflected in growth of 5.9% QoQ in the loan portfolio due to dynamism on the local economic and the excellent evolution of:

i)	Net interest income (NII), which grew +3.4% QoQ. This was due primarily to a significant +6.6% expansion in interest on loans, which offset a decrease in dividend income and higher interest expenses for deposits, as well as, bonds and subordinated debt; and

ii)	Non-financial income, which registered significant growth of +9.6% QoQ; this improvement was mainly attributable to a +6.8% QoQ increase in fee income and growth of +11% QoQ in gains on foreign exchange transactions.

These excellent results for income generation, which were in line with our expectations, were offset by:

i)	A significant increase of +59.1% QoQ in provisions due primarily to BCP’s conservative policy of high coverage of expected losses according to internal model (which explains 45% of the increase in provisions this quarter); and which reflects as well (a) high growth in the Retail Banking portfolio in 2Q12; (b) higher-than-expected deterioration in some retail segments, which only represent 4.5% of the total portfolio, as well as the effect of the alignment process according to regulator’s rules, all these factors required the adjustment of interest rates, scoring models and risk policies; and (c) to a lesser extent, an increase in provision requirements in Wholesale Banking to cover an isolated number of cases that are backed by guarantees in excess of 100%. This will be explained in greater detail later in this report.

ii)	The +9.8% increase QoQ in operating expenses, which was attributable to an increase in general expenses (including expenses to set up 29 branches that are slated to open in the second semester, expenses from Correval that are now consolidated in BCP, and the cost of IT and call center outsourcing); and the increase in salaries and employee benefits, which was mainly attributable to an increase in variable compensation and number of employees in Retail Banking, which is in line with this business’s noteworthy growth.

iii)	The translation loss of US$ 3 million reported in contrast with the translation gain of US$ 11.4 million in 1Q12 due to a slight devaluation in the Nuevo Sol against the US Dollar (+0.15% QoQ).

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Banco de Credito and Subsidiaries	Quarter			Change %		Year to date		Change %
US$ 000	2Q12	1Q12	2Q11	QoQ	YoY	Jun 12	Jun 11	Jun 11 / Jun 12
Net financial income	354,295	342,499	280,317	3.4%	26.4%	696,794	557,832	24.9%
Total provisions for loan loasses	(111,091)	(69,842)	(60,409)	59.1%	83.9%	(180,933)	(102,063)	77.3%
Non financial income	217,719	198,699	170,626	9.6%	27.6%	416,418	329,545	26.4%
Operating expenses (1)	(282,343)	(257,249)	(228,129)	9.8%	23.8%	(539,592)	(445,373)	21.2%
Operating income (2)	178,580	214,107	162,405	-16.6%	10.0%	392,687	339,941	15.5%
Core operating income	178,580	214,107	162,405	-16.6%	10.0%	392,687	339,941	15.5%
Non core operating income (3)	-	-	-	0.0%	0.0%	-	-	0.0%
Translation results	(3,062)	11,414	12,333	-126.8%	-124.8%	8,352	13,583	-38.5%
Income taxes	(47,965)	(54,654)	(36,719)	-12.2%	30.6%	(102,619)	(84,181)	21.9%
Net income	127,735	170,619	137,870	-25.1%	-7.4%	298,354	268,965	10.9%
Net income / share (US$)	0.040	0.054	0.043	-25.9%	-7.0%	0.094	0.084	11.9%
Total loans	18,599,092	17,570,093	15,927,315	5.9%	16.8%	18,599,092	15,927,315	16.8%
Deposits and obligations	20,424,662	19,969,835	17,440,176	2.3%	17.1%	20,424,662	17,440,176	17.1%
Net shareholders' equity	2,440,708	2,337,052	2,057,795	4.4%	18.6%	2,440,708	2,057,795	18.6%
Net financial margin	5.06%	5.21%	4.65%			5.17%	4.67%
Efficiency ratio	49.8%	47.3%	48.4%			48.6%	48.1%
Return on average equity	21.4%	29.2%	27.7%			25.2%	27.0%
PDL ratio	1.80%	1.70%	1.52%			1.80%	1.52%
Coverage ratio of PDLs	186.9%	188.1%	194.3%			186.9%	194.3%
BIS ratio	15.9%	15.3%	13.5%			15.9%	13.5%
Branches	352	346	333			352	333
Agentes BCP	5,419	5,081	4,098			5,419	4,098
ATMs	1,647	1,559	1,309			1,647	1,309
Employees	19,556	18,993	17,027			19,556	17,027

(1) Employees' profit sharing is regisered in salaries and employees benefits since 1Q11 due to local regulator's decision.

(2) Income before translation results and income taxes.

(3) Includes non core operating income from net gain on sales of securities.

It is important to point out the excellent evolution of the Core Income in the banking business, which grew +4.9% QoQ and 22.7% YoY; and where all income segments performed well. In terms of NII, which accounts for the majority of the increase reported, expansion of 3.4% QoQ and 26.4% YoY was the result of growth in gross loans (+5.9% QoQ and 16.8% YoY). Fee income also evolved satisfactorily due to the excellent dynamic observed in both Wholesale Banking and Retail Banking. Finally, the gains on foreign exchange transactions continued to be dynamic in 2Q12 due to relatively higher volatility in the exchange rate against the US Dollar.

Core income	Quarter			Change %		Year to date		Change %
US$ 000	2Q12	1Q12	2Q11	QoQ	YoY	Jun 12	Jun 11	Jun 12 / Jun 11
Net interest and dividend income	354,295	342,499	280,317	3.4%	26.4%	696,794	557,832	24.9%
Fee income, net	151,598	141,985	132,207	6.8%	14.7%	293,583	254,232	15.5%
Net gain on foreign exchange transactions	43,650	39,330	35,335	11.0%	23.5%	82,980	66,610	24.6%
Core income	549,543	523,814	447,859	4.9%	22.7%	1,073,357	878,674	22.2%

Operating expenses increased 9.8% QoQ. This was attributable primarily to an increase in administrative expenses (+20.4% QoQ) and salaries and employee benefits (+6.3% QoQ). The growth seen in administrative expenses is due largely to expenditures associated with the set up of 29 branches that will start operations in the second half of the year, IT and call center outsourcing, the consolidation of Correval operating expenses, and to a lesser extent to an increase in expenses for marketing, consulting, transport and communications. Growth in expenses for salaries and employee benefits was primarily attributable to an increase in variable compensation and number of employees mainly due to expansion in the Retail Banking business.

The aforementioned led to an efficiency ratio of 49.8%, which tops 1Q12’s result of 47.3%. The impact of outsourcing systems explains the majority of this increase. If we exclude the expenses associated with this initiative, the efficiency ratio would be 46.1% in 1Q12 and 48% in 2Q12. It is important to mention that although the outsourcing process generated a significant initial cost due to employee terminations and administrative adaptations, the process’s benefits will be seen in significant savings on future investments in IT and will be amply evident in the fact that the business unit’s IT requirements will be met in a far more sophisticated and speedy manner while providing a solid platform for the organization’s future growth.

9

In 2Q12, although total assets grew slightly (+2.4% QoQ), there was a change in the structure so that gross loans (the most profitable asset) represent 61% of total assets (vs. 59% in 1Q12) due to +5.9% expansion QoQ. The quarterly evolution of loans was once again due to dynamism in Retail Banking, whose average daily balances increased 6.3% QoQ, and to a lesser extent to 2.6% growth in average daily balances in Wholesale Banking.

It is important to remember that the slower dynamism in Wholesale Banking loans does not represent a deceleration in business in this segment. Instead, this shift appears to be closely linked with the financing that foreign banks are providing to Corporate Banking clients, to take advantage of lower funding costs that foreign banks have in great part due to high level of reserve requirements for foreign currency imposed to Banks that operate in Peru. The higher level of activity of foreign banks is also related to the great risk profile of Peru which makes the country an attractive place for international banks. Additionally, corporate clients turned to the capital markets to finance more of their activities.

A YoY analysis indicates that the loan portfolio posted significant growth of 16.8%, which was also led by Retail Banking (+33.8%) and to a lesser extent by Wholesale Banking (+8%).

The growth reported for securities available for sale is due primarily to the consolidation of Correval’s investments. The aforementioned offset a decrease in the position in Available Funds due to a reduction in the funds held in BCR.

Although NIM fell slightly QoQ (from 5.21% to 5.06%), the excellent evolution of loans led to an increase of 15 bps in NIM on loans, which rose from 7.95% to 8.10% at the end of 2Q12. The aforementioned represented a considerable increase in NIM on loans if we consider that loans absorbed higher funding costs as will be explained further later in this report.

Liabilities increased 2.1% QoQ and 16.3% YoY due primarily to growth of 2.3% QoQ and 17.1% YoY in deposits; it is important to note growth in demand deposits (+9.3% QoQ and +16.6% YoY) and CTS deposits (+17.5% QoQ and +31.7% YoY; the latter was due to seasonality associated with CTS payments in the month of May. Bonds and subordinated debt grew 12.2% QoQ, which was in line with the US$ 350 million issuance made this quarter to strengthen capital and support future loan growth. The aforementioned led to a slight increase in the Bank’s funding cost, which went from 2.31% in 1Q12 to 2.35% in 2Q12. This result is primarily due to an increase in interest expenses on bonds and subordinated notes (+8.3%), which are linked to the aforementioned issuance in April, as well as, an increase in interest on deposits (+8.2%).

In terms of portfolio quality, the past-due loan (PDL) ratio increase 10 bps QoQ to reach a level of 1.80% while the PDL ratio at 90-days remained stable at 1.16%. The slight increase in the PDL ratio is attributable to an increase in delinquency of credit cards and to a much lesser extent to entries from Wholesale Banking and Edyficar. It is important to point out that the credit card portfolio represents only 4.9% of BCP’s total loans. In Wholesale Banking an increase in the PDL ratio was due to isolated and unrelated cases; one of these incidences has since been resolved while the others correspond to loans with guarantees for more than 100% of the total debt. In the case of Edyficar, it is important to note that the increase from 4% to 4.2% represents a level that falls within the lower limit of the acceptable PDL ratio range for this segment’s business strategy.

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Finally, net provisions in 2Q12 totaled US$ 111.1 million, which represents a 59.1% increase with regard to 2Q12’s figure. The increase in provisions is attributable to: (i) portfolio growth (though this accounts for the smallest proportion of the increase); (ii) an increase in Retail Banking’s requirements due to higher-than-expected deterioration (which led to adjustments in rates, scoring models and risk policies); (iii) provision requirements of the alignment process according to local regulation also related to retail banking, (iv) in addition, provisions were set aside to cover slight deterioration in the Wholesale Banking portfolio due to 3 isolated cases, whose debt is fully (100%) covered by the guarantees in place. However, about 45% of the QoQ increase is attributable to the decision to set aside provisions to reach a 95% coverage of the high end of the range of expected losses according to internal models, leading to additional US$ 19 million of provisions on top of those determined by the regulator’s methodology based on delinquencies.

II.1 Interest-Earning Assets

Interest-earning assets increased slightly by 1.6% QoQ and were recomposed to favor more profitable assets: growth in current loans (+5.8%), securities available for sale (+3.0%) and trading securities (+126.2%).

Interest earning assets	Quarter			Change %
US$ 000	2Q12	1Q12	2Q11	QoQ	YoY
BCRP and other banks	4,574,760	5,394,307	4,341,947	-15.2%	5.4%
Interbank funds	6,621	3,750	6,819	76.6%	-2.9%
Trading securities	204,189	90,268	98,500	126.2%	107.3%
Securities available for sale	5,173,372	5,020,347	3,906,167	3.0%	32.4%
Current loans	18,264,583	17,270,696	15,685,548	5.8%	16.4%
Total interest earning assets	28,223,525	27,779,368	24,038,981	1.6%	17.4%

Although interest earning assets increased only slightly (+1.6% QoQ), it is important to mention that the portfolio has been recomposed in favor of more profitable assets in 2Q12:

i)	Current loans, the most profitable assets, expanded +5.8%; this was due to strong dynamism in Retail Banking, which reported growth of 6.3% QoQ in average daily balances.

ii)	Securities available for sales increased +3.0% after the consolidation of Correval’s investments (approximately +US$ 690 million), which offset the reduction in the stock of Certificates of Deposit from BCR (around -US$ 524 million).

iii)	Trading securities grew +126.2%, primarily due to an increase in Government Bonds from Brazil, Mexico and Colombia (+US$ 28 million), Corporate Bonds (+US$ 28 million) and Peruvian government’s bonds (+US$ 15 million).

iv)	Deposits in BCR and other banks fell 15.2% QoQ; this was primarily attributable to a decrease in deposits in BCR (approximately -US$ 528 million).

An analysis of the YoY evolution shows growth of +17.4% in interest earning assets. This was mainly due to a significant 16.4% YoY increase in loans. It is important to point out that the +32.4% increase YoY in investment securities available for sales; this was primarily attributable to the consolidation of Correval’s investments (around US$ 690 million) into BCP’s portfolio as well as higher stock of CDs from BCR maintained (approximately US$ 358 million) given the tax benefits of these instruments..

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Loan Portfolio

At the end of 2Q12, gross loans at BCP totaled US$ 18,599 million, which represented growth of 5.9% QoQ and 16.8% YoY. A similar evolution was evident in the analysis of average daily balances, which expanded 4.3% QoQ and 19.5% YoY. The significant increase in loans was once again attributable to strong growth in Retail Banking, whose average daily balances increased +6.3% QoQ and +33.2% YoY, and, to a lesser extent, to growth of 2.6% QoQ and 8% YoY in average daily balances in Wholesale Banking.

It is important to point out the expansion in Edyficar’s loan portfolio, which grew 7.6% QoQ and 42.1% YoY. The most significant growth in Retail Banking portfolio was seen in the following segments: SME (+7.9% QoQ and 34.8% YoY), Mortgage (+5.2% QoQ and 26.8% YoY), and Consumer (+6.7% QoQ and 38.5% YoY).

The fact that Wholesale Banking loans are less dynamic is not indicative of a deceleration in the activity of this segment. On the contrary, this appears to be closely linked with the financing that foreign banks are providing to Corporate Banking clients, to take advantage of lower funding costs that foreign banks have in great part due to high level of reserve requirements for foreign currency imposed to Banks that operate in Peru. The higher level of activity of foreign banks is also related to the good risk profile of Peru which makes the country an attractive place for international banks. Additionally, the slow growth in Wholesale Banking portfolio is also attributable to the increasing use of capital markets to finance Corporate Banking clients’ activities.

The figure below shows the evolution of balances at quarter-end and the average daily balances for each month. It is evident that the latter continued the upward trend seen during the first quarter of the year and June was the most dynamic month.

An analysis of the average daily balances by Banking segment reveals that all of Retail Banking’s segments expanded significantly both QoQ (+6.3%) and YoY (+33.2%). This was the result of Retail Banking’s strategy to bolster growth by entering into lower socio-economic segments, which possess significant potential for growth due to the low level of banking penetration. The aforementioned is also translated into higher past due loan ratios, as we will discuss later, and into higher NIM on loans as a result of the higher margins obtained in lower socio-economic segments.

Wholesale Banking reported a slight increase of 2.6% QoQ and 8.0% YoY in average daily balances in the loan portfolio. This was primarily due to loan growth in the Middle-Market segment (+5.6% QoQ, +17% YoY), which was due in large part to the fishing campaign and to a lesser degree to low expansion in Corporate Banking (+0.8% QoQ, +2.9% YoY), the business segment where foreign Banks are more agressive.

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Average Daily Balances

	TOTAL LOANS (1)
	(US$ million)
	2Q12	1Q12	2Q11	QoQ	YoY
Wholesale Banking	9,000.0	8,769.4	8,336.9	2.6%	8.0%
- Corporate	5,506.0	5,461.8	5,350.1	0.8%	2.9%
- Middle Market	3,494.0	3,307.6	2,986.8	5.6%	17.0%
Retail Banking	7,871.3	7,403.5	5,909.7	6.3%	33.2%
- SME + Business	2,774.7	2,571.4	2,059.1	7.9%	34.8%
- Mortgages	2,708.2	2,575.4	2,135.4	5.2%	26.8%
- Consumer	1,490.6	1,396.7	1,075.9	6.7%	38.5%
- Credit Cards	897.9	860.0	639.4	4.4%	40.4%
Edyficar	560.8	521.2	394.6	7.6%	42.1%
Others (2)	904.7	883.8	813.5	2.4%	11.2%

Consolidated total loans	18,336.9	17,577.9	15,454.7	4.3%	18.6%
(1) Average daily balance.
(2) Includes Work Out Unit, other banking and BCP Bolivia.
Source: BCP

An analysis of the evolution of loans by currency type indicates that the local currency (LC) portfolio experienced the highest growth QoQ (+4.8%), while the foreign currency (FC) portfolio reported growth of 4.0% QoQ. This result is in line with 1Q12’s result.

Average Daily Balances

	Domestic Currency Loans (1)					Foreign Currency Loans (1)
	(Nuevos Soles million)					(US$ million)
	2Q12	1Q12	2Q11	QoQ	YoY	2Q12	1Q12	2Q11	QoQ	YoY
Wholesale Banking	5,322.4	5,389.1	5,538.7	-1.2%	-3.9%	7,133.9	6,867.7	6,380.5	3.9%	11.8%
- Corporate	3,210.3	3,339.1	3,793.4	-3.9%	-15.4%	4,312.1	4,216.5	3,994.3	2.3%	8.0%
- Middle Market	2,112.1	2,049.9	1,745.3	3.0%	21.0%	2,821.7	2,651.3	2,386.2	6.4%	18.3%
Retail Banking	13,911.3	13,009.3	10,289.7	6.9%	35.2%	2,690.2	2,565.5	2,209.8	4.9%	21.7%
- SME + Business	5,144.2	4,740.0	3,741.4	8.5%	37.5%	873.1	821.9	716.4	6.2%	21.9%
- Mortgages	3,466.3	3,269.2	2,726.4	6.0%	27.1%	1,411.6	1,354.4	1,154.0	4.2%	22.3%
- Consumer	3,160.4	2,939.9	2,261.8	7.5%	39.7%	308.3	298.6	261.6	3.3%	17.9%
- Credit Cards	2,140.3	2,060.2	1,560.0	3.9%	37.2%	97.2	90.5	77.8	7.4%	25.0%
Edyficar	1,470.8	1,366.2	1,064.4	7.7%	38.2%	10.6	11.0	11.4	-3.2%	-7.0%
Others (2)	123.8	117.0	131.1	5.8%	-5.6%	858.4	840.1	766.3	2.2%	12.0%

Consolidated total loans	20,828.3	19,881.5	17,023.9	4.8%	22.3%	10,693.1	10,284.2	9,368.0	4.0%	14.1%

(1) Average daily balance.

(2) Includes Work Out Unit, other banking and BCP Bolivia.

      Source: BCP

Growth in the LC portfolio was led by Retail Banking, where all segments posted significant growth. The results for the SME and Consumer segments, which reported an expansion of 8.5% QoQ and 7.5% YoY respectively, are noteworthy. The evolution of the Retail Banking portfolio is attributable to BCP’s expansion strategy and reflects the fact that consumers remain confident that the Peruvian economy’s outlook will be favorable in years to come.

Edyficar’s portfolio continues to be concentrate in local currency and its LC loans grew 7.7% QoQ.

Expansion in the FC portfolio is associated with the FC loan dynamic of Wholesale Banking, which reported growth of 3.9% QoQ. Expansion was particularly noteworthy in Middle-Market Banking (+6.4% QoQ), which accounts for 65% of the growth in the FC portfolio.

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Loan Market Share

At the end of June, BCP consolidated continued to lead the market with a share of 30.8%, which represents a 10 percentage point advantage over its closest competitor.

At the end of May 2012, Corporate Banking’s share of total loans increased slightly, going from 45.9% in March to 46.3%. Middle Market Banking’s share also increased, although less so, from 34.5% to 34.9%. Within Retail Banking portfolio, the data at the end of June 2012 shows that the segments that reported the most considerable increases with regard to the first quarter were SME (went from 21.8% to 22.6%) and Consumer (went from 22.1% to 22.5%).

Loan Dollarization

The exchange rate was more volatile due to uncertainty in the international financial markets relative to fiscal problems in Europe. Although the Peruvian economy has been experiencing a significant de-dollarization process, levels remain high in some sectors of the economy (mining, energy and manufacturing) and in certain sectors of the loan market. The share of LC loans in total loans dropped QoQ to 42.4% at the end of 2Q12. Nevertheless, the de-dollarization process was more evident in the YoY comparison, where it increased 330 basis points from 39.1% to 42.4% in LC loans. The aforementioned is in line with the 33.2% growth reported in Retail Banking loans.

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II. 2 Liabilities

At the end of 2Q12, deposits increased 2.3% QoQ due to growth in demand deposits (47.9%) due to “REPOs and simultaneous investments” from Correval, and 17.5% growth in CTS deposits. In terms of other sources of funding, the issuance of subordinated bonds for US$ 350 million in April was particularly noteworthy.

Deposits and obligations	Quarter			Change %
US$ 000	2Q12	1Q12	2Q11	QoQ	YoY
Non-interest bearing deposits	5,479,574	5,500,995	5,069,417	-0.4%	8.1%
Demand deposits	2,041,955	1,380,257	1,382,317	47.9%	47.7%
Saving deposits	5,346,285	5,466,391	4,609,125	-2.2%	16.0%
Time deposits	5,513,461	5,880,464	4,827,161	-6.2%	14.2%
Severance indemnity deposits (CTS)	1,971,406	1,677,876	1,496,795	17.5%	31.7%
Interest payable	71,981	63,852	55,361	12.7%	30.0%
Total customer deposits	20,424,662	19,969,835	17,440,176	2.3%	17.1%
Due to banks and correspondents	3,324,843	3,340,586	3,400,461	-0.5%	-2.2%
Bonds and subordinated debt	3,482,265	3,104,369	2,622,932	12.2%	32.8%
Other liabilities	980,112	1,209,453	785,831	-19.0%	24.7%
Total liabilities	28,211,882	27,624,243	24,249,400	2.1%	16.3%

Total deposits, which grew 2.3% QoQ, continue to be BCP’s main funding source. This growth was led by interest-bearing demand deposits, which expanded 49.7% QoQ due to the consolidation of “REPO and simultaneous investments” operations from Correval. Along the same lines, CTS deposits increased 17.5% QoQ due to seasonal growth associated with the payment received in May of each year. The aforementioned offset a decline in LC time deposits (-6.2% QoQ) from Corporate Banking. If Correval’s operations were not considered, BCP’s deposits would have posted -1.1% decrease QoQ mainly as a result of lower level of time deposits (non-core deposits).

The increase in other funding sources (+1.7% QoQ) was due primarily to the issuance of subordinated bonds for US$ 350 million in April to sustain loan growth and strengthen regulatory capital. The increase in bonds replaced the funds used to pay in 2Q the dividends declared in 1Q, mainly to Grupo Credito and Credicorp Ltd, which is reflected in the decrease of Other liabilities (-19.0% QoQ).

The Bank’s funding cost was situated at 2.35% in 2Q12, which represents a 4 bps increase with regard to 1Q12’s figure (2.31%). This result was due primarily to an increase in expenses for interest on bonds and subordinated notes (+8.3%), which was attributable to the aforementioned issuance in April, as well as the increase in interest on deposits (+8.2%). The higher cost offset the positive impact of Retail Banking’s growth on NIM.

A YoY analysis shows that deposits increased +17.1%, primarily in the low-cost deposits segment. In this context, the 60.5% YoY expansion in deposits is due to an increase in demand and savings deposits. Another important component in the YoY growth in liabilities is related to the increase in bond and subordinated debt issuances over the last 12 months (+32.8% YoY).

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Market Share of Deposits

At the end of 2Q12, BCP continued as the market leader in deposits with a 32.1% market share. In this context, BCP maintain an 11 percentage point lead over its closest competitor. BCP is also the market leader in the analysis of deposits by type and currency despite a decline in its market share in time deposits in LC (went from 25.2% in March to 23.4% in June) and FC (went form 26.9% in March to 25.2% in June).

Market share by type of deposit and currency

	Demand deposits	Saving deposits	Time deposits	Severance indemnity
LC	36.5%	37.5%	23.4%	41.0%
FC	43.8%	39.9%	25.2%	55.1%
LC: Local Currency
FC: Foreign Currency

Deposit Dollarization

The de-dollarization process of deposits stalled at the end of 2Q12. Accordingly, deposits in LC represented 50.9% of total deposits, which falls below 1Q12’s figure of 52.4%. This was due primarily to a contraction in time deposits in LC and a slight 0.15% appreciation of the US Dollar in 2Q12. In annualized terms, LC’s share of total deposits increased 600 bps YoY, going from 44.9% to 50.9% and continuing the trend toward deposit de-dollarization.

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Mutual Funds

Customer funds	Quarter			Change %
US$ 000	2Q12	1Q12	2Q11	QoQ	YoY
Mutual funds in Perú	2,393,713	2,270,213	2,090,681	5.4%	14.5%
Mutual funds in Bolivia	95,726	94,370	73,889	1.4%	29.6%
Total customer funds	2,489,439	2,364,583	2,164,570	5.3%	15.0%

Mutual funds in Peru grew 5.4% QoQ, which allowed Credifondo to maintain market leadership this quarter with a 42.4% share of FuM and 28.5% in terms of the number of participants. In a context of on-going uncertainty in the international markets due to the crisis in Greece, Credifondo evolved favorably with growth of 14.5% YoY. It is important to mention that the number of participants fell 0.1% due mainly to a 14.4% drop in the IBVL.

II.3 Net Interest Income

NII grew 3.4% QoQ due primarily to the expansion in interest on loans, which was mainly attributable to dynamism in Retail Banking. This helped offset lower income for dividends and an increase in financial expenses. In this context, the NIM remained at a solid level of 5.06%.

Net interest income	Quarter			Change %		Year to date		Change %
US$ 000	2Q12	1Q12	2Q11	QoQ	YoY	Jun 12	Jun 11	Jun 12 / Jun 11
Interest income	511,980	487,649	408,515	5.0%	25.3%	999,629	806,046	24.0%
Interest on loans	459,699	431,162	364,552	6.6%	26.1%	890,861	706,567	26.1%
Interest and dividends on investments	433	6,392	291	-93.2%	48.8%	6,825	5,692	19.9%
Interest on deposits with banks	8,730	8,619	6,442	1.3%	35.5%	17,349	30,155	-42.5%
Interest on trading securities	40,480	39,006	30,824	3.8%	31.3%	79,486	51,260	55.1%
Other interest income	2,638	2,470	6,406	6.8%	-58.8%	5,108	12,372	-58.7%
Interest expense	157,685	145,150	128,198	8.6%	23.0%	302,835	248,214	22.0%
Interest on deposits	61,285	56,643	44,373	8.2%	38.1%	117,928	87,244	35.2%
Interest on borrowed funds	29,991	28,115	32,060	6.7%	-6.5%	58,106	66,278	-12.3%
Interest on bonds and subordinated note	54,230	50,077	43,118	8.3%	25.8%	104,307	77,607	34.4%
Other interest expense	12,179	10,315	8,647	18.1%	40.8%	22,494	17,085	31.7%
Net interest income	354,295	342,499	280,317	3.4%	26.4%	696,794	557,832	24.9%
Average interest earning assets	28,001,447	26,283,516	24,111,076	6.5%	16.1%	26,930,186	23,895,511	12.7%
Net interest margin*	5.06%	5.21%	4.65%			5.17%	4.67%
*Annualized.

NII increased 3.4% QoQ. This is due primarily to significant 6.6% growth in interest on loans, which is in line with a considerable increase in total loans (+5.9%). This was led by dynamism in Retail Banking, whose average daily balances grew +6.3% QoQ.

17

The aforementioned offset:

i)	Lower income for investment dividends (-93.2%), which are usually paid in the first quarter of every year and are composed primarily of dividends from Banco de Crédito and Inversiones (BCI) de Chile.

ii)	The increase in interest on deposits (+8.2%), which was attributable to growth in the average balances for deposits (+6.8%), time and demand deposits in particular.

iii)	Growth in interest on bonds and subordinated notes (+8.3%), which was due primarily to the new issuance of subordinated debt for US$ 350 million that was made in April 2012 and which paid interest during the quarter (approximately US$ 3.9 million).

Despite the higher funding cost, the increase in NII generated by excellent loan growth of Retail Banking resulted in a slight expansion of 15 bps in the NIM on loans, which was situated at 8.10% at the end of 2Q12. Nevertheless, the global NIM fell from 5.21% in 1Q12 to 5.06% in 2Q12. The decline was attributable to a significant increase (+6.5% QoQ) in the average interest-earning assets due to growth in securities available for sale (incorporation of Correveal’s investment portfolio) and the aforementioned expansion in loans.

II.4 Past Due Loan Portfolio and Provisions for Loan Losses

Net provisions increased 59.1% QoQ due mainly to a more conservative expected loss coverage provisioning methodology and reflects as well a significant increase in Retail Banking loans; slightly higher-than-expected deterioration, mainly in the credit card segment; and growth expectations in the Retail Banking portfolio. In terms of portfolio quality, the PDL ratio grew 10 bps, an increase slightly below the figure posted in 1Q12 and that is in line with the change in the portfolio’s structure as well as the strategy to penetrate lower income segments, which have in turn led to an increase in NIM on loans.

1 NIM of loans is calculated using the following formula:

Previously, share of loans in total earning assets was estimated taking into account quarter-end balance figures. From this report onwards, this share is calculated with average loans and average interest earning assets for all quarters reported.

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Provision for loan losses	Quarter			Change %
US$ 000	2Q12	1Q12	2Q11	QoQ	YoY
Provisions	(122,741)	(80,589)	(69,563)	52.3%	76.4%
Loan loss recoveries	11,650	10,747	9,154	8.4%	27.3%
Net provisions, for loan losses	(111,091)	(69,842)	(60,409)	59.1%	83.9%
Annualized net provisions / Total loans*	2.4%	1.6%	1.5%	-	-
Net Provisions / Net Interest Income	31.3%	20.4%	21.6%	-	-
Total loans	18,599,092	17,570,093	15,927,315	5.9%	16.8%
Reserve for loan losses (RLL)	625,293	563,233	469,728	11.0%	33.1%
Charge-Off amount	56,781	35,108	34,543	61.7%	64.4%
Past due loans (PDL)	334,509	299,397	241,767	11.7%	38.4%
Non-performing loans (NPLs)	449,370	399,339	322,155	12.5%	39.5%
PDL ratio at 90 days	1.16%	1.16%	1.08%
PDL ratio	1.80%	1.70%	1.52%
NPL ratio	2.42%	2.27%	2.02%
Coverage of PDLs	186.9%	188.1%	194.3%
Coverage of NPLs	139.1%	141.0%	145.8%

Although the 90-day PDL ratio remained steady at 1.16%, the total PDL ratio increased slightly by 10 bps to reach 1.8%, which was in line with loan growth in higher risk segments. Nevertheless, the corporation’s conservative provisioning policy required that more reserves be set aside to maintain high coverage of expected losses based on internal models.

As such, provisions this quarter increased significantly to maintain the conservative coverage rates that have been set internally, which exceed the provision levels required by the regulating entity. Net provisions in 2Q12 totaled US$ 111.1 million, which represents a 691% increase of 2Q12’s figure.

The increase in the provisions levels is due to portfolio growth and:

i)	An increase in Retail Banking’s requirements (40% of the quarterly increase), 20% of which is attributable to portfolio growth and 80% to higher-than-expected deterioration as well as the requirement from the alignment process according to system deterioration and regulator’s rules. In this context, adjustments were made to rates (pricing according to risk), scoring models and risk policies due to portfolio growth;

ii)	Deterioration in the Wholesale Banking portfolio, which explains 15% of the total increase and is due to 3 clients that reported past-due loans and therefore increase in risk classification, their total debt is fully (100%) covered by guarantees; and lastly, to a greater degree, due to

iii)	The decision to maintain a provisions level that represents high coverage (95%) of expected loss according to internal models. This explains 45% of the quarterly growth in loan provisions.

Charge-offs in 2Q12 totaled US$ 56.8 million. This represents a 61.7% increase with regard to the level reported last quarter (US$ 35.1 million), which is due to a lag in 1Q12 that was regularized this quarter.

The stock of provisions at the end of 2Q12 reported an increase of +11% QoQ and was situated at US$ 625.3 million. Growth in this stock fell slightly below the increase registered in the PDL portfolio, which was due to an increase in charge-offs. In this context, the coverage ratios for the PDL and NPL portfolios dropped slightly to 186.9% and 139.1%, respectively.

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The figure below shows the evolution of the PDL ratio by segment and product.

The overall PDL ratio increased only 10 bps to reach a level of 1.80% at the end of 2Q. This is due to an increase in entries to PDL portfolio, mainly in credit card segment and to a much lesser extent to Wholesale Banking and Edyficar as was explained earlier in this report. Nevertheless, it is important to note that the PDL ratio at 90-days remained stable at 1.16%, which is very low in regional terms. The impaired portfolio increased 15 bps, going from 2.27% to 2.42%. This increase is slightly higher than the past-due loan ratio due to the fact that refinanced loans reported an increase of 14.9% QoQ, which is higher than the growth rate registered for the past due portfolio.

In the analysis of the evolution of the past due ratio by banking segment it is important to consider:

i)	The largest QoQ increase was in the credit card segment, which represents only 4.9% of BCP’s total loan portfolio. It is important to highlight that the increase is due to new entries to PDL portfolio and these loans are considered past due one day after day 30; and

ii)	Edyficar’s PDL ratio reported a slight increase this quarter, going from 4% to 4.2%; nevertheless, it is important to point out that this ratio is close to the lower limit of the acceptable PDL range for this segment’s business strategy.

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II.5 Non-Financial Income

Total non-financial income reported significant expansion of 9.6% QoQ and 27.6% YoY; these figures represent the highest growth rates registered in the last two years. This substantial increase is due primarily to an increase in fee income due to further banking penetration in retail segments.

Non financial income	Quarter			Change %		Year to date		Change %
US$ 000	2Q12	1Q12	2Q11	QoQ	YoY	Jun 12	Jun 11	Jun 12 / Jun 11
Fee income	151,598	141,985	132,207	6.8%	14.7%	293,583	254,232	15.5%
Net gain on foreign exchange transactions	43,650	39,330	35,335	11.0%	23.5%	82,980	66,610	24.6%
Net gain on sales of securities	10,941	13,647	552	-19.8%	1882.1%	24,588	(2,083)	1280.4%
Other income	11,530	3,737	2,532	208.5%	355.4%	15,267	10,786	41.5%
Total non financial income	217,719	198,699	170,626	9.6%	27.6%	416,418	329,545	26.4%

Non-financial income evolved very satisfactorily this quarter (+9.6%) due to a 6.8% increase in fee income; higher net gains on foreign exchange transactions (+11%); and an extraordinary increase in Other Income. This last variation corresponds to provisions reversals related to some eventualities whose expenses were significantly lower than the amount provisioned. The aforementioned offset the decline in net gains on sales of securities (-19.8%), which was attributable to uncertainty in the international markets and the consequent drop in market values. As such, conditions were less than propitious to take strategic gains.

In the YoY evolution, non-financial income grew 27.6% due to good results in all segments and significant growth in fee income in particular, which rose 14.7%.

The table below shows a breakdown of the main component of non-financial income: fee income. It is evident that all categories of this component posted favorable results, which has ensured that income from this source was highly satisfactory. It is important to note the growth of 7.6% QoQ and 29.3% YoY in “Miscellaneous Accounts” (attributable to savings, current accounts and debit cards) and the 11.3% increase posted for credit card fees, which is primarily attributable to the strategy to increase penetration in Retail Banking segments.

Banking Fee Income	Quarter			Change %
US$ 000	2Q12	1Q12	2T11	QoQ	YoY
Miscellaneous accounts*	42,090	39,122	32,564	7.6%	29.3%
Off-balance sheet	9,607	9,549	7,979	0.6%	20.4%
Payments and collections	20,683	20,191	16,526	2.4%	25.2%
Drafts and transfers	8,727	8,254	7,736	5.7%	12.8%
Credit cards	20,240	18,177	16,460	11.3%	23.0%
Others	50,251	46,691	50,941	7.6%	-1.4%
Total Fee Income	151,598	141,985	132,207	6.8%	14.7%

* Saving accounts, current accounts and debit card.

Distribution Channels and Transactions

The number of transactions this quarter increased 4.3% QoQ, which is in line with the increase in banking penetration throughout the country and economic growth. An analysis of banking transactions by channel indicates that growth was most significant in operations through Agente BCP, which was primarily driven by the high capillarity of this channel due to continuous expansion in the network of Agente BCP, which grew +6.7% QoQ and 32.2% YoY. The other channels that posted an increase in transactions were: ATMs Via BCP (+3.8%), Internet Banking ViaBCP (+3.1%); Telephone Banking ViaBCP (+16.9%); Points of Sale P.O.S. (+5.9%); and Telecredito (+4.8%).

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It is important to note that the high YoY growth reported for Telephone Banking (+36.2%) and Mobile Banking (+47.6%). This was attributable to BCP’s continuous efforts to increase incursion in these channels, which are highly effective elements in the Bank’s strategy to expand banking penetration.

	Monthly average in each quarter						Change %
N° of Transactions per channel	2Q12%		1Q12%		2Q11%		QoQ	YoY
Teller	9,767,978	14.1%	9,839,050	14.8%	9,429,812	16.3%	-0.7%	3.6%
ATMs Via BCP	12,540,120	18.1%	12,083,365	18.2%	10,107,607	17.5%	3.8%	24.1%
Balance Inquiries	3,565,533	5.1%	3,580,719	5.4%	3,126,428	5.4%	-0.4%	14.0%
Telephone Banking	2,794,464	4.0%	2,389,736	3.6%	2,052,248	3.6%	16.9%	36.2%
Internet Banking Via BCP	14,527,815	21.0%	14,084,566	21.2%	12,712,610	22.0%	3.1%	14.3%
Agente BCP	12,329,809	17.8%	11,306,748	17.0%	8,409,309	14.6%	9.0%	46.6%
Telecredito	6,175,632	8.9%	5,891,423	8.9%	5,452,241	9.4%	4.8%	13.3%
Mobile banking	767,914	1.1%	800,407	1.2%	520,217	0.9%	-4.1%	47.6%
Direct Debit	517,168	0.7%	512,093	0.8%	452,055	0.8%	1.0%	14.4%
Points of Sale P.O.S.	5,950,415	8.6%	5,618,654	8.5%	5,129,081	8.9%	5.9%	16.0%
Other ATMs network	343,874	0.5%	321,770	0.5%	359,889	0.6%	6.9%	-4.4%
Total transactions	69,280,722	100.0%	66,428,532	100.0%	57,751,497	100.0%	4.3%	20.0%

Source: BCP

The network of BCP distribution channels (only in Peru) continues to expand and encompassed a total of 7,418 points of contact in 2Q12, which represents a slight increase of +6.2% QoQ and 29.2% YoY. This growth continues to be led by Agente BCP (+6.7%). The YoY analysis indicates growth in the network of distribution channels was led by Agente BCP (+32.2%) and ATMs (+25.8%) and to a certain extent by the fact that 6 branches were opened, which is in line with the Bank’s plans to expand this channel.

Regarding branch expansion, it is important to consider that during 2Q BCP started the set up of 29 branches that will start operations in the second half of the year according to the expansion plan of this channel.

	Balance as of			Change %
	2Q12	1Q12	2Q11	QoQ	YoY
Branches	352	346	333	1.7%	5.7%
ATMs	1,647	1,559	1,309	5.6%	25.8%
Agentes BCP	5,419	5,081	4,098	6.7%	32.2%
Total	7,418	6,986	5,740	6.2%	29.2%

Source: BCP

II.6 Operating Expenses and Efficiency

Although operating income increased 4.9% QoQ, the 10.3% growth registered in operating expenses due to growth in Retail Banking, IT and call center outsourcing and branch network expansion, led this indicator to increase from 47.3% in 1Q12 to 49.5% at the end of 2Q12.

Operating expenses	Quarter			Change %		Year to date		Change %
US$ 000	2Q12	1Q12	2Q11	QoQ	YoY	Jun 12	Jun 11	Jun 12 / Jun 11
Salaries and employees benefits	147,771	139,042	117,713	6.3%	25.5%	286,813	231,620	23.8%
Administrative, general and tax expenses	102,667	85,255	79,861	20.4%	28.6%	187,922	152,482	23.2%
Depreciation and amortizacion	23,115	23,653	19,235	-2.3%	20.2%	46,768	38,105	22.7%
Other expenses	8,790	9,299	11,320	-5.5%	-22.3%	18,089	23,166	-21.9%
Total operating expenses	282,343	257,249	228,129	9.8%	23.8%	539,592	445,373	21.2%
Efficiency ratio	49.8%	47.3%	48.4%			48.6%	48.1%

*Other expenses are not included in the efficiency ratio calculation.

Source: BCP

Operating expenses increased 9.8% QoQ. This was due primarily to an increase in administrative expenses (+20.4%), as it will be explained later, and growth of 6.3% QoQ in salaries and employee benefits. The latter was due primarily to an increase in variable compensation in Retail Banking (Collections, SME Sales, Business and Platform) and to a higher number of employees in line with the expansion in this business line.

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The YoY evolution reveals a 23.8% increase in operating expenses, which was led by growth in administrative expenses (+28.6%). This is due primarily to a significant increase in expenses for communications (+61.8%); outsourcing of services (+31.9%); marketing (+10.9%) and Transport (+18.2%). Finally, salaries and employee benefits grew 25.5% YoY due to an increase in personnel and variable compensation over the last year.

The following table provides details on administrative fees and their respective quarterly variations:

Administrative Expenses	Quarter						Change %
US$ (000)	2Q12%		1Q12%		2Q11%		QoQ	YoY
Marketing	14,134	13.8%	12,695	14.9%	12,743	16.0%	11.3%	10.9%
Systems	10,813	10.5%	10,114	11.9%	10,003	12.5%	6.9%	8.1%
Transport	8,172	8.0%	6,702	7.9%	6,911	8.7%	21.9%	18.2%
Maintenance	3,943	3.8%	3,147	3.7%	2,951	3.7%	25.3%	33.6%
Communications	6,345	6.2%	4,197	4.9%	3,922	4.9%	51.2%	61.8%
Consulting	4,776	4.7%	4,272	5.0%	6,247	7.8%	11.8%	-23.5%
Others	33,117	32.3%	26,269	30.8%	20,821	26.1%	26.1%	59.1%
Taxes and contributions	9,196	9.0%	8,967	10.5%	7,744	9.7%	2.6%	18.8%
Other subsidiaries and eliminations, net	12,171	11.9%	8,892	10.4%	8,520	10.7%	36.9%	42.9%
Total Administrative Expenses	102,667	100.0%	85,255	100.0%	79,861	100.0%	20.4%	28.6%

Source: BCP

Growth in administrative expenses is due primarily to:

i)	Expenses related to IT and call center outsourcing; commissions paid to Movistar for product sales, and office rentals to expand the network. All of this is included in “Others”.

ii)	The consolidation of Correval’s administrative expenses, which is included in “Other Subsidiaries”.

iii)	Marketing campaigns to support expansion in Retail Banking.

iv)	Higher expenses for cash transport services and messengers, which is in line with transactional activity and needs in the Retail Banking business.

v)	Higher expenses for communications, primarily due to regularizations from previous months.

II. 7 Net Shareholder’s Equity and Regulatory Capital

At the end of 2Q12, the BIS ratio increased to 15.9% due to subordinated debt issuance in the international market, which compensated an increase in risk-weighted assets. The increase in average shareholders’ equity and a decrease in net quarterly income led ROAE to fall from 29.2% in 1Q12 to 21.4% at the end of 2Q12.

Shareholders' equity	Quarter			Change %
US$ 000	2Q12	1Q12	2Q11	QoQ	YoY
Capital stock	1,019,491	1,019,491	783,213	0.0%	30.2%
Reserves	711,685	711,685	628,987	0.0%	13.1%
Unrealized gains and losses	136,280	160,283	140,212	-15.0%	-2.8%
Retained earnings	274,898	274,974	236,418	0.0%	16.3%
Income for the year	298,354	170,619	268,965	74.9%	10.9%
Net shareholders' equity	2,440,708	2,337,052	2,057,795	4.4%	18.6%
Return on average equity (ROAE)	21.4%	29.2%	27.7%

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Net shareholders’ equity increased 4.4% QoQ. This was due primarily to higher accumulated net income at the end of 2Q12 (+105.9%), which amply compensated for the effect of a decrease in unrealized gains (-15.0%) due to the liquidation of some investment securities available for sale. The increase in average shareholders’ equity and the decrease in net income this quarter led ROAE to fall from 29.2% in 1Q12 to 21.4% at the end of 2Q12.

The capital adequacy ratio (BIS) reached 15.9%, which represents an increase in terms of 1Q12’s figure (15.4%). This was due to significant 9.8% growth QoQ in regulatory capital in 2Q12, which was in turn attributable to the issuance of US$ 350 million in subordinated debt in the international market to ensure a capital adequacy. An increase in average regulatory capital offset growth in risk-weighted assets (RWA), which increased 5.9% QoQ. This growth was mainly attributable to higher RWA associated with credit risk (+5.7%) and was in line with strong expansion in the loan portfolio (+5.9% QoQ).

It is important to note the evolution of the other capitalization ratios that BCP constantly monitors. The TIER 1 and TIER 1 Common reported slight decrease QoQ (dropping from 11.5% to 10.8% in the case of Tier 1 ratio, and from 9.5% to 9.0% in the case of the Tier 1 common ratio) due to the acquisition of 51% of Correval’s shares in April. The Tier 1 and Tier 1 common indicators reached more comfortable levels at the end of March 2012 after earnings for the 2011 period were capitalized; nevertheless, at the end of 2Q12 both indicators were at very good levels for both the local and international markets benchmarks.

Regulatory Capital and Capital Adequacy Ratios	Balance as of			Change %
US$ (000)	Jun 12	Mar 12	Jun 11	QoQ	YoY
Capital Stock	1,193,522	1,195,312	930,425	-0.1%	28.3%
Legal and other capital reserves	832,863	834,112	729,000	-0.1%	14.2%
Accumulated earnings with capitalization agreement	-	-	-	-	-
Loan loss reserves (1)	239,203	226,170	194,226	5.8%	23.2%
Perpetual subordinated debt	250,000	250,000	250,000	0.0%	0.0%
Subordinated debt	1,090,175	751,053	416,605	45.2%	161.7%
Unrealized profit (loss)	-	-	-	-	-
Investment in subsidiaries and others, net of unrealized profit and net income	(284,203)	(226,254)	(196,129)	25.6%	44.9%
Goodwill	(45,707)	(45,775)	(44,410)	-0.1%	2.9%
Total Regulatory Capital	3,275,853	2,984,617	2,279,717	9.8%	43.7%

Tier 1 (2)	2,219,312	2,243,222	1,880,547	-1.1%	18.0%
Tier 2 (3) + Tier 3 (4)	1,056,542	741,395	399,171	42.5%	164.7%

Total risk-weighted assets	20,592,786	19,445,206	16,852,921	5.9%	22.2%
Market risk-weighted assets (5)	616,630	532,548	715,238	15.8%	-13.8%
Credit risk-weighted assets	19,082,281	18,058,635	15,511,604	5.7%	23.0%
Operational risk-weighted assets	893,875	854,023	626,079	4.7%	42.8%

Market risk capital requirement (5)	61,663	53,255	70,093	15.8%	-12.0%
Credit risk capital requirement	1,908,228	1,805,864	1,520,137	5.7%	25.5%
Operational risk capital requirement	89,387	85,402	61,356	4.7%	45.7%

Capital ratios
Tier 1 ratio (6)	10.78%	11.54%	11.16%
Tier 1 Common ratio (7)	9.05%	9.47%	9.04%
BIS ratio (8)	15.35%	14.53%	13.72%
Risk-weighted assets (9) / Regulatory Capital	6.52	6.88	7.29

(1) Up to 1.25% of total risk-weighted assets.

(2) Tier 1 = Capital + Legal and other capital Reserves + Accumulated earnings with capitalization agreement + Unrealized profit in subsidiaries - Goodwill - (0.5 x Inverstment in Subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Legal and other capital Reserves + Accumulated earnings with capitalization agreement + Unrealized gains - Goodwill).

(3) Tier 2 = Subordinated debt + Loan loss reserves - (0.5 x Investment in subsidiaries)

(4) Tier 3 = Subordinated debt covering market risk only. Tier 3 exists since 1Q10.

(5) It includes capital requirement to cover price and rate risk.

(6) Tier 1 / Risk-weighted assets.

(7) Tier I Common = Capital + Reserves – 100% of Investment in Subsidiaries + retained earnings adjusted by average payout.

(8) Regulatory Capital / Risk-weighted assets (legal minimum = 10% since July 2011)

(9) Since July 2011, Risk-weighted assets = Credit risk-weighted assets * 0.98 + Capital requirement to cover market risk * 10 + Capital requirement to cover operational risk * 10 * 0.5 .

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III. Banco de Crédito de Bolivia

Results

BCP Bolivia reported net income of US$ 5.6 million in 2Q12, which represents a 1.2% increase QoQ. This result was due primarily to:

i)	Growth in net interest income (+7.8%) due to an increase in interest on loans, which was in line with expansion in the loan portfolio (+5.6%), and higher interests relative to the investment portfolio, which grew +14.1%; and

ii)	A decrease in operating expenses (-8.7%) due to a drop in miscellaneous administrative expenses.

The aforementioned helped offset:

i)	The increase in net provisions for loan losses(+74.4%) given that the bank set aside more cyclical provisions to comply with a change in the Bolivian regulator’s rules, which required all banks in the Bolivian banking system to increase their cyclical provisions; and

ii)	A decrease in non-financial income (-13.0%) due to a contraction in income from overseas remittances and gains on foreign exchange transactions.

A YoY analysis reveals that net income grew 68.9%. This was primarily due to a 50.8% increase in net interest income, which was associated with expansion in the loan portfolio (+18.9%) and the investment portfolio (+40.4%). During this period, operating expenses fell 5.8% due to a drop in other expenses (primarily due to a decrease in provisions set aside for legal purposes). Additionally, the bank required a lower amount of provisions (-8.8%) given the reduction of generic provisions. The aforementioned helped offset a decline in non-financial income (-29.2%), which was primarily attributable to a drop in overseas remittances and gains on foreign exchange transactions. During this period, income tax rose +80.5% due to an increase in taxable earnings.

It is important to emphasize that BCP Bolivia’s prudent approach to credit risk management allowed the bank to report a PDL ratio of 1.42% in 2Q12 (1.48% in 1Q12 and 1.25% in 2Q11) and a coverage ratio for the PDL portfolio of 272.3% (258.1% in 1Q12 and 328.6% in 2Q11). These indicators are proof that BCP Bolivia is one of the star performers in the Bolivian banking system, which posted a PDL ratio of 1.68% and a coverage ratio of 275.1% at the end of 2Q12. BCP Bolivia’s ROAE was 18.5% in 2Q12, which is lower than the previous quarter’s figure (19.3%) and higher than 2Q11’s ratio (18.0%).

Assets and Liabilities

BCP Bolivia’s loan balance at the end of June 2012 was US$ 810.2 million, which represents a 5.6% increase over the US$ 767.4 million reported in March 2012 and is 18.9% above June 2011’s figure. Loan growth in 2Q12 was due to dynamism in Retail Banking (54.4% of BCP Bolivia’s portfolio), which expanded +5.7% QoQ and +19.8% YoY. Within Retail Banking, the best performers in terms of growth were the SME segment (+8.3% QoQ and +26.9% YoY), which represents 28.5% of this division’s portfolio; Personal loans (+8.1% QoQ and +31.7 YoY), which accounts for 14.3% of the same portfolio; and the Mortgage segment (+3.0% QoQ and +14.0% YoY), which represents 40.9% of total retail loans. The Wholesale Banking portfolio, which represents 43.3% of total loans at BCP Bolivia, posted growth of +5.6% QoQ and +18.6% YoY.

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BCP Bolivia’s investment balance at the end of June 2012 totaled US$ 351.9 million. This represents growth of 14.1% QoQ and 40.4% YoY, which was due primarily to an increase in investments in the Central Bank of Bolivia.

In terms of liabilities, deposits at BCP Bolivia grew 6.9% QoQ, which is mainly attributable to the 14.1% and 7.6% increase in demand and savings deposits, respectively. The YoY analysis reflects growth of 18.3%, which was due to dynamism in savings (+26.3%), demand (+15.6%) and time (+15.6%) deposits.

Net shareholders’ equity increased 5.0% QoQ and 27.0% YoY. The YoY increase is attributable to the Board of Directors’ decision to reinvest the earnings obtained in 2011 by setting aside 60% for voluntary reserves and maintaining the remaining 40% in accumulated results.

BCP Bolivia has maintained a solid market share of 11.1% in current loans and 11.8% in total deposits. This situates the Bank in third place in terms of loans (the distance between third and fourth place continues to increase) and fourth with regard to deposits in the Bolivian banking system.

Banco de Crédito de Bolivia	Quarter			Change %		Year to date		Change %
US$ millions	2Q12	1Q12	2Q11	QoQ	YoY	Jun 12	Jun 11	Jun 12 / Jun 11
Net interest income	14.4	13.4	9.6	7.8%	50.8%	27.8	18.2	53.0%
Net provisions for loan losses	-2.7	-1.5	-2.9	74.4%	-8.8%	-4.2	-4.3	-2.3%
Non financial income	6.7	7.8	9.5	-13.0%	-29.2%	14.5	18.3	-20.8%
Operating expenses	-11.6	-12.7	-12.3	-8.7%	-5.8%	-24.3	-24.3	0.4%
Operating Income	6.9	6.9	3.8	0.0%	79.9%	13.8	7.9	73.7%
Translation result	0.0	0.0	0.2	-45.5%	-97.2%	0.0	0.6	-97.4%
Income tax	-1.3	-1.3	-0.7	-5.1%	80.5%	-2.6	0.0	7878.7%
Net Income	5.6	5.5	3.3	1.2%	68.9%	11.2	8.6	29.9%
Total loans	810.2	767.4	681.4	5.6%	18.9%
Past due loans	11.4	11.3	8.5	1.5%	35.0%
Net provisions for possible loan losses	-29.6	-27.7	-26.8	6.8%	10.4%
Total investments	351.9	308.3	250.7	14.1%	40.4%
Total assets	1,335.6	1,253.1	1,127.0	6.6%	18.5%
Total deposits	1,176.3	1,100.7	994.3	6.9%	18.3%
Net shareholders' equity	124.5	118.5	98.1	5.0%	27.0%
PDL ratio	1.42%	1.48%	1.25%
Coverage of PDLs	272.3%	258.1%	328.6%
ROAE (1)	18.5%	19.3%	18.0%
Branches	40	41	65
Agentes	28	30	34
ATMs	189	190	194
Employees	1,483	1,352	1,386

* 1S12 ROAE is 18.9% and 1S11 ROAE is 17.9%.

It is important to note that the Bolivian government is expected to enact, in the upcoming months, a new banking law that will introduce important changes to current banking legislation. The most important changes include control over lending and deposit rates for specific products and sectors; and portfolio quotas for certain economic sectors (eg Productive and agriculture).

Finally, from fiscal year 2012 and onward, an additional aliquot of 12.5% will be applied to the profit tax (earnings before tax), which currently stands at 25%, for institutions that report profitability coefficients of profitability (measured as the ratio of income before taxes on net equity) above 13%.

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IV. Financiera Edyficar

Edyficar	Quarter			Change %		YTD		Change %
US$ 000	2Q12	1Q12	2Q11	QoQ	YoY	Jun 12	Jun 11	Jun 12 / Jun 11
Net financial income	35,908	33,782	25,905	6.3%	38.6%	69,689	51,540	35.2%
Total provisions for loan loasses	(6,003)	(5,280)	(4,693)	13.7%	27.9%	(11,283)	(7,154)	57.7%
Non financial income	387	223	282	73.6%	37.4%	611	469	30.3%
Operating expenses	(20,200)	(19,291)	(14,891)	4.7%	35.7%	(39,491)	(29,557)	33.6%
Operating Income	10,092	9,434	6,604	7.0%	52.8%	19,526	15,297	27.6%
Translation results	330	1,641	2,190	-79.9%	-84.9%	1,971	2,252	-12.5%
Income taxes	(3,031)	(3,136)	(2,241)	-3.3%	35.3%	(6,167)	(5,009)	23.1%
Net income	7,391	7,938	6,552	-6.9%	12.8%	15,330	12,541	22.2%
Contribution to BCP	7,376	7,922	6,538	-6.9%	12.8%	15,297	12,514	22.2%
Total loans	586,302	546,097	413,566	7.4%	41.8%	586,302	413,566	41.8%
Past due loans	24,725	21,975	16,877	12.5%	46.5%	24,725	16,877	46.5%
Net provisions for possible loan losses	(41,040)	(38,269)	(29,152)	7.2%	40.8%	(41,040)	(29,152)	40.8%
Total assets	812,299	922,821	479,458	-12.0%	69.4%	812,299	479,458	69.4%
Deposits and obligations	387,678	415,950	147,685	-6.8%	162.5%	387,678	147,685	162.5%
Net shareholders´ equity	77,229	69,787	62,075	10.7%	24.4%	77,229	62,075	24.4%
PDL ratio	4.22%	4.02%	4.08%			4.22%	4.08%
Coverage ratio of PDLs	166.0%	174.1%	172.7%			166.0%	172.7%
Return on average equity*	23.8%	25.7%	23.9%			24.5%	23.4%
Branches	137	128	102
Employees	3,045	2,794	1,893

* Net shareholders' equity includes US$ 50.7 millions from goodwill.

In 2Q12 Edyficar posted net income of US$ 7.4 million, which represented a decrease of 6.9% QoQ. Nevertheless, it is important to emphasize that operating income grew +7.0% due to an increase in net interest income (+6.3%). This result was in line with loan portfolio expansion of +7.4% as a result of this quarter’s successful campaign strategy.

The QoQ decrease in net earnings was due primarily to:

i)	a decrease in the translation result (-79.9% QoQ) due to volatility in the exchange rate relative to the US Dollar, affecting Edyficar´s structural exposure to the Nuevo Sol;

ii)	a +4.7% increase in operating expenses (attributable to branch openings); and

iii)	an increase in net provisions for loan losses (+13.7%), which was in line with portfolio expansion and, to a lesser extend, due to 2Q’s charge-offs.

In YoY terms, net earnings grew 12.8% due to growth in net interest income (+38.6%) and non-financial income (+37.2%), which absorbed the increase in operating expenses (+35.7%), a decrease in the translation result (-89.9%) and the need for more provisions (+27.9%).

The loan portfolio grew 7.4% QoQ to top US$ 586 million, which represented an expansion of 41.8% YoY. The past due portfolio reported growth of 12.5% QoQ and 46.5% YoY; both of these results are in line with loan expansion. The past due ratio remained steady at 4.22%, which is slightly higher than the figure reported last quarter. In this context, the coverage ratio for past due loans was 166.0% at the end of 2Q12.

Net shareholders’ equity increased 10.7% in 2Q12 due to an improvement in accumulated results. Return on average equity (ROAE), including goodwill, was situated at 23.8% in 2Q12 while the figure excluding goodwill was 40.2% for the same period.

In accumulated terms at the end of June 2012, Edyficar’s net income grew 22.2% due to an increase in the net interest income (+35.2%). This helped offset an increase in operating expenses (+33.6%) as well as provisions (+57.7%). Total assets grew 69.4% between June 2011 and June 2012, which was attributable to loan expansion (+41.8%) and growth in the investment portfolio. Fixed assets grew 50.4% due to Edyficar’s effort to increase its agency presence from 102 to 137 locales.

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V. Pacifico Grupo Asegurador (PGA)

Pacifico Group

The Pacifico Insurance Group, which is composed of property and casualty insurance (PPS); life insurance (PV); and health insurance (EPS) reported net income before minority interest of US$ 24.2 million in 2Q12, which represents a 391% increase over the US$ 4.9 million posted in 1Q12. This result is due primarily to the fact that the high loss ratio observed in the Property and Casualty business in 1Q12 returned to more normal levels in 2Q12, which is reflected in a significantly higher Underwriting Result this Q.

The Underwriting Result in 2Q12 increased 1773% QoQ (+ US$ 33.6 million). This was reflected in the loss ratio, which dropped from 75% to 50.9% for this business line. The 45% increase YoY is attributable to the 22.8% increase in net earned premiums in all of the group’s companies and the Life Insurance business in particular (+22.8%)

Financial income dropped from US$ 35.2 million in 1Q12 to US$ 28.0 million in 2Q12 (-20.6% QoQ); this was due primarily to a decrease in gains on sales of securities in the Life Insurance business (-US$ 10.4 million).

The operating expenses in 2Q12 rose 5.6% QoQ primarily due to increases in the Life Insurance (+8.6%) and Property and Casualty (+2.1%) businesses.

The translation result went from posting a gain of US$ 1.8 million in 1Q12 to reporting a slight loss of US$ 0.04 million this quarter. Income tax increased from -US$ 1.2 million to US$ 2.6 million QoQ due to the fact that no operating losses were reported in the Property and Casualty business during this period.

In this context, Pacifico Insurance Group’s contribution to Credicorp was US$ 23.7 million in 2Q12, which represents a 391% increase with regard to 1Q12’s result (US$ 4.9 million).

Period	Net earnings (1)				Adjustment for	Total Contribution
US$ thousand	PPS	PV	EPS (2)	PGA	consolidation	to BAP
2Q11	3,333	21,012	1,431	25,776	(719)	25,057
3Q11	731	11,665	1,206	13,601	(315)	13,286
4Q11	5,354	8,408	(1,533)	11,825	120	11,945
1Q12	(6,562)	11,489	(28)	4,922	(99)	4,823
2Q12	6,695	16,291	1,186	24,155	(492)	23,663
QoQ	202%	42%	4295%	391%	n.a.	391%
YoY	101%	-22%	-17%	-6%	n.a.	-6%

(1) Before including minority interest.

(2) Includes Médica, an additional company which offers medical assistance services and medical subsidiaries.

Pacifico Property and Casualty (PPS)

Net income in 2Q12 was US$ 6.7 million, which contrasts favorably with the loss of US$ 6.6 million registered in 1Q12. This improvement is primarily due to a higher underwriting result this Q and, to a lesser extent, the increase posted in financial income.

The business’s operating result, in terms of the underwriting result, reveals an increase of 315% QoQ. This growth was spurred by two factors: i) the normal trend of net claims occurrences in the property and casualty line has resumed (-US$ 14.7 million) and ii) a significant increase in premium turnover (+ US$ 6.3 million) was posted this Q. This significant improvement is reflected in the loss ratio, which dropped from 75% to 50.9%.

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Net financial income at PPS totaled US$ 9.4 million in 2Q12, which represents a 54.6% increase QoQ and 30.2% YoY. This improvement was due to higher gains on sales of securities. Last quarter, the company sold its position in Inversiones Pacasmayo for a net gain of US$ 4.5 million. This operation was conducted within the framework of an investment plan that seeks to reduce exposure in the variable income segment of PPS’s portfolio.

The table below contains the results of the property insurance business lines:

Underwriting Result by Business Unit

	2Q12				1Q12				2Q11
Underwriting Result by Business Unit US$ million	Vehicle Insurance	Private Health Insurance	P&C	TOTAL PPS	Vehicle Insurance	Private Health Insurance	P&C	TOTAL PPS	Vehicle Insurance	Private Health Insurance	P&C	TOTAL PPS
Net earned premiums	25.7	21.2	17.6	64.6	25.0	21.1	17.3	63.4	23.9	16.4	15.3	55.7
Underwriting results	7.0	3.9	7.8	18.7	3.2	4.2	(2.9)	4.5	5.4	2.5	7.1	12.7
Loss ratio	45.2%	68.8%	37.6%	50.9%	58.5%	68.7%	106.6%	75.0%	52.2%	74.6%	37.0%	54.7%
Underwriting results / net earned premiums	27.1%	18.5%	44.4%	29.0%	12.7%	20.1%	-16.8%	7.1%	22.7%	15.2%	46.3%	22.9%

•              The Auto Insurance line reported an underwriting result of US$ 7.0 million in 2Q12 (+ 119.1% QoQ). This increase is due to a decrease in net claims, which fell from US$ 14.6 million in 1Q12 to US$ 11.6 million in 2Q12. The drop in the loss ratio is due to the fact that fewer severe Statutory Auto Insurance (SOAT) claims were reported in the company’s inter-provincial units in comparison to those presented in 1Q12.

•              The Private Health line posted an underwriting result of US$ 3.9 million in 2Q12, (-7.7% QoQ). This result was due to a +15.0% QoQ increase in commissions and underwriting expenses, which was in turn attributable to a regularization of commissions and expenses associated with different campaigns held in previous months.

•              The Property and Casualty business (P&C) achieved an underwriting result of US$ 7.8 million in 2Q12 (+368% QoQ). This result was attributable to a contraction in net claims (-64%) due to a decrease in severity, particularly in the Fire and Technical lines (-US$ 10.8 million). Additionally, premium turnover increased +US$ 4.9 million QoQ.

With these results, PPS obtained a combined ratio of 102.2% in 2Q12 (vs. 124.0% in 1Q12 and 106.5% in 2Q11), which can be disaggregated in the following way: 50.9 points correspond to expenses for net claims (75.0 in 1Q12, 54.7 in 2Q11); 20.1 points for acquisition costs (17.9 in 1Q12, 22.4 in 2Q11; and the remaining 31.2 points are associated with operating expenses (31.1 in 1Q12 and 29.4 in 2Q11).

Pacifico Life (PV)

Pacifico Life reported net income before minority interest of US$ 16.3 million in 2Q12, which tops the figure registered in 1Q12 (US$ 11.5 million) by 41.8% due to an increase in the underwriting result that was offset by lower financial income.

The underwriting result in 2Q12 was US$ 6.5 million. This topped the US$ -11.0 million reported in 1Q12 and was due to the fact that fewer claims were filed this Q (-14.5% QoQ). The drop was attributable to a decline in the claims for obligatory insurance for the equivalent of US$ 5.4 million as well as a reduction in the reserves set aside for the Individual Life and Annuity business.

Net financial income fell 35.4% QoQ; the was primarily due to a decrease in sales of securities in comparison to 1Q12 and a drop in income reported for the Investment Link portfolio.

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Operating expenses increased 8.6% QoQ. This was mainly attributable to an increase in third party expenses (+36.5% QoQ) and other expenses (+131.6% QoQ).

Finally, gains on translation transactions dropped US$ 1.8 million QoQ in the second quarter.

Pacífico Vida

Products	Total Premiums			Change %
US$ million	2Q12	1Q12	2Q11	QoQ	YoY
Individual life	18.6	18.1	16.2	3.2%	14.9%
Individual annuity	25.1	27.5	19.6	-9.0%	27.8%
Disability & survivor (Pension)	19.4	19.5	14.0	-0.5%	39.1%
Credit Life	13.9	13.3	10.2	4.4%	36.5%
Personal accidents	4.7	4.6	4.1	3.2%	15.7%
Group life (Law)	3.5	4.2	2.9	-17.6%	20.6%
Group life	4.0	3.3	3.4	19.0%	17.0%
Limited workers compensation	4.7	5.5	3.4	-14.3%	37.1%
TOTAL	93.9	96.1	73.8	-2.3%	27.3%

Pacifico Health (EPS)

In 2Q12, Pacifico Health reported an underwriting result (excluding medical subsidiaries) of US$ 5.5 million. This result was slightly lower than 1Q12’s figure (-3.2%) due to an increase in underwriting expenses (+19.2% QoQ) and an increase in claims (+0.7% QoQ).

If we consider the contribution of the company’s medical subsidiaries, which was driven by an increase in the net margin for all businesses combined (6% at the end of 2Q12 vs. 4% at the end of 1Q12), as well as the fact that we have begun to report on the new subsidiaries that we acquired at the end of 2011 and the beginning of 2012 (Clínica Sanchez Ferrer and Inversiones Masfe), EPS’s net income was US$ 1.1 million, which compares favorably with the slight loss posted in 1Q12.

It is important to emphasize that unlike last quarter, the net income after minority interest at the clinics (US$ 0.7 million) was affected by accounting and legal charges associated with medical acquisitions, which attenuated the good underwriting result that these clinics would have reported as a group (US$ 2.0 million). Regardless, our clinics posted a positive underwriting result, which contributed to the US$ 1.6 million net income after minority interest this Q.

To date, EPS has executed investments for US$ 109 million to acquire our network of healthcare providers. We currently have investment commitments in place for US$ 20 million as part of on-going acquisition processes.

30

VI. Atlantic Security Bank

Atlantic Security Bank (ASB), which is a wholly owned subsidiary of Atlantic Security Holding Corporation (ASHC), reported net income of US$ 10.6 million in 2Q12. This figure represented an 8.1% decline with regard to 1Q12’s earnings. The slight decline reported is attributable to a decrease in net gains from sales of securities (-24.2%) and fees and commissions for services (-17.2%).

The decline in net gains from sales of securities (-24.2% QoQ) was due to an increase in volatility in the securities market this quarter due to the sovereign crisis in Europe and the weak performance of the US economy. This scenario, unlike last quarter’s, did not create propitious conditions for strategic gains. The decline in fee income on AuM (-17.2% QoQ) is associated with the fact that higher commissions were paid to third parties to manage part of our proprietary investment portfolio.

In accumulated terms at the end of 2Q12, ASB’s contribution to Credicorp totaled US$ 22.2 million, which represents a 9.6% drop with regard to the same period last year. This slight decline is attributable to the fact that the international environment for investments remains complicated, which has also led to lower fees and commissions (-26.2%) as well as a decline in net gains from sales of securities (-42.7%). The aforementioned decreases were partially offset by an increase in NII (+16.3%).

Quarterly Results

ASB	Quarter			Change %		Year to date		Change %
US$ million	2Q12	1Q12	2Q11	QoQ	YoY	Jun 12	Jun 11	Jun 12 / Jun 11
Net interest income	9.3	9.4	7.1	-0.9%	30.3%	18.7	16.1	16.3%
Dividend income	0.2	0.2	0.3	0.3%	-36.2%	0.4	0.5	-26.8%
Fees and commissions from services	2.1	2.5	3.5	-17.2%	-41.9%	4.5	6.2	-26.2%
Net gains on foreign exchange transactions	-0.1	-0.1	0.1	10.6%	-245.0%	-0.2	0.0	-1423.7%
Total earnings	11.4	11.9	11.0	-4.2%	3.7%	23.4	22.7	2.9%
Net Provisions	0.0	0.0	0.0	0.0%	0.0%	0.0	0.0	0.0%
Net gains from sale of securities	1.3	1.8	2.3	-24.2%	-42.1%	3.1	5.4	-42.7%
Other income	0.0	-0.1	0.1	79.4%	-120.9%	-0.1	0.1	-188.0%
Operating expenses	-2.1	-2.1	-1.9	4.7%	13.4%	-4.2	-3.8	11.7%
Net income	10.6	11.6	11.5	-8.1%	-8.1%	22.2	24.5	-9.6%
Net income / share	0.15	0.17	0.16	-8.1%	-8.1%	0.3	0.4	-9.6%
Contribution to Credicorp	10.6	11.6	11.5	-8.1%	-8.1%	22.2	24.5	-9.6%
Total loans	715.8	643.1	536.7	11.3%	33.4%	715.8	536.7
Total investments available for sale	805.1	832.1	782.2	-3.3%	2.9%	805.1	782.2
Total assets	1,623.6	1,569.5	1,525.8	3.4%	6.4%	1,623.6	1,525.8
Total deposits	1,425.3	1,319.5	1,328.1	8.0%	7.3%	1,425.3	1,328.1
Net shareholder's equity	179.8	169.3	185.0	6.2%	-2.8%	179.8	185.0
Net interest margin	2.5%	2.6%	2.1%			2.5%	2.4%
Efficiency ratio	16.8%	15.1%	14.1%			15.9%	13.3%
ROAE	24.3%	25.8%	25.6%			24.7%	26.0%
PDL / Total loans	0.0%	0.0%	0.0%			0.0%	0.0%
Coverage ratio	0.1%	0.1%	0.1%			0.1%	0.1%
BIS ratio (1)	15.58%	14.67%	15.98%			15.58%	15.98%

(1) Basel II Bis ratio = (Regulatory capital - deductions) / (RWA credit risk + Charge operational risk + Charge market risk).

During this last quarter, total income fell 4.2% QoQ due to a contraction in fee income (-17.2%). In terms of commissions for AuMs, which represent more than 85% of gross commissions, the decline is primarily attributable to the fact that more funds have been concentrated in the direct investment portfolio, where commissions are smaller. With regard to banking fees, a slight increase was observed due to loan growth (+11.3% QoQ). Finally, third party commissions increased 48.5% QoQ due to management fees paid in May to external portfolio. An inter-annual comparison shows that total income increased 3.7% YoY; this was attributable to the favorable evolution of net interest income (+30.3%), which is in turn due to an increase in the volume of interest earning assets.

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Due to the aforementioned market conditions, net gains on sales of securities were more difficult to achieve and as such, fell 24.2% QoQ and 42.1% YoY.

During the quarter, no provisions were set aside for risk assets.

In 2Q12, ASB reported an efficiency ratio of 16.8%. This is an increase of 170 bps with regard to last quarter’s figure. In accumulated terms, the efficiency ratio increased 260 bps.

The annualized ROAE this quarter was 24.3%, which falls below the 25.8% posted in 1Q12. Lower income in 2Q12 explains the decline in this indicator, which was attenuated by the drop in the average shareholders’ equity registered this period.

Assets and Liabilities

Interest earning assets totaled US$ 1,547 million, as indicated in the table below. The QoQ expansion of 2.9% (6.1% YoY) is due primarily to loan growth. It is important to mention that ASB has managed to maintain a good risk profile over time, which is reflected in the fact that its portfolio reports no delinquency.

Interest earning assets*	Quarter			Change %
US$ million	2Q12	1Q12	2Q11	QoQ	YoY
Cash and deposits	62	67	182	-7.9%	-66.0%
Loans	716	643	537	11.3%	33.4%
Investments	769	792	739	-2.9%	4.1%
Total interest-earning assets	1,547	1,503	1,458	2.9%	6.1%

(*) Excludes investments in equities and mutual funds.

A significant portion of ASB’s instruments are investment grade (72%), which reflects the bank’s prudent policy to concentrate portfolio investment in instruments with a good risk profile.

Client deposits grew 8.0% QoQ and 7.3% YoY. This is closely linked to the dividends paid by Peruvian companies to ASB clients in 2Q. Other liabilities fell with regard to 1Q12, which was due to dividend payments to ASHC for US$45 million as well as a total of US$21.6 million for financing (primarily short-term). The YoY variation is attributable to an increase in funds captured from clients.

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Liabilities	Quarter			Change %
US$ million	2Q12	1Q12	2Q11	QoQ	YoY
Deposits	1,425	1,320	1,328	8.0%	7.3%
Other liabilities	18	81	13	-77.1%	46.6%
Total Liabilities	1,444	1,400	1,341	3.1%	7.7%

Net shareholders’ equity increased 6.2% QoQ due to earnings this quarter but decreased 2.8% YoY as the result of dividend payments.

The BIS Ratio at the end of 2Q12 was situated at 15.6%, which represents an increase over 1Q12’s level (14.7%). The aforementioned is attributable to an improvement in the quality of risk-weighted assets and an increase in regulatory capital due to this quarter’s earnings. It is important to note that the Bank maintains a minimum ratio of 12%.

Asset Management

AuMs include client deposits, investments in funds and financial instrument custody and totaled US$ 4,958 million in 2Q12 at market value. In a context of low interest rates, the Bank has taken on the challenge of offering a range of attractive investment products. Despite the fact that the market performed less than favorably in 2Q12, the total volume of AuM fell only 0.4% in terms of their market value. Notwithstanding, funds increased US$ 751 million (17.9% YoY); US$ 653 million of this growth is concentrated in the portfolio (due to an increase in the stock of investments and market appreciation) while the remaining US$98 million is attributable to growth in deposits.

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VII. Prima AFP

Net income at Prima AFP totaled US$ 11.4 million in 2Q12, which represents a 24.8% increase over the US$ 9.2 million reported for earnings in 1Q12. This quarter, net income growth is due primarily to higher commissions and lower expenses for administration and sales (the latter is due primarily to a decline in advertising expenses).

In terms of accumulated results, Prima AFP’s net income was US$ 20.6 million in the 1H12, which represents growth of 29.4% with regard to the same period of last year. This is attributable to expansion in our client base, in line with economic growth at the local level, and close monitoring of expenses to improve operating efficiency.

Quarterly main indicators and market share	PRIMA 2Q12	System 2Q12	Share 2Q12%	PRIMA 1Q12	System 1Q12	Share 1Q12%
Affiliates	1,247,850	5,095,375	24.5%	1,226,243	5,011,886	24.5%
New affiliations (1)	22,911	88,605	25.9%	24,055	89,090	27.0%
Funds under management US$ million	10,542	33,544	31.43%	10,615	33,796	31.41%
Collections US$ million (1)	201	608	33.0%	197	601	32.7%
Voluntary contributions US$ million	94	214	43.9%	96	222	43.2%
RAM US$ million (2)	595	1,818	32.7%	563	1,741	32.3%

Source: Superintendencia de Banca, Seguros y AFP.

(1) Accumulated to the Quarter.

(2) PRIMA AFP estimates: average of aggregated income during the last 4 months excluding special collections and voluntary contribution fees.

Commercial Results

With regard to new affiliates, Prima AFP captured 22,911 new affiliates, which indicates a 4.8% drop in comparison to 1Q12’s capture figure. Notwithstanding, total RAM (monthly insurable remuneration, which is the base Income for AFPs) captured by Prima AFP in 2Q12 from new affiliations was higher than that posted in 1Q12.

The indicator for RAM continued to demonstrate an upward trend and increased 5.6% QoQ to total US$ 594.5 million at the end of 2Q12. It is important to mention that the growth posted for this indicator at Prima AFP topped the expansion reported for SPP, which grew 4.4% QoQ. In this context, Prima AFP continues to lead the SPP with a market share of 32.7% in terms of RAM.

Prima AFP’s funds under management (FuM) totaled US$ 10,542 million at the end of June 2012, which represented 31.4% of the total funds under management in the SPP. With this result, Prima AFP leads the market in terms of FuM.

In terms of collections of new contributions, Prima AFP collected US$ 201.1 million in 2Q12. This represented 33.0% of total system collections, which tops the figure reported for this indicator in 1Q12 (32.7%).

The aforementioned results are proof that Prima AFP continues to grow alongside the market while leading the system in terms of RAM, collections volumes, and value of the funds under management.

Investments

In 2Q12, the international markets continued to reflect uncertainty regarding recovery in the European economy and the slow recovery by the United States. This global scenario, coupled with economic deceleration in China, generated market instability, which may continue in the short term.

34

In terms of the profitability of the funds managed by Prima AFP, over the last 12 months (June 2012/ June 2011) funds 1, 2 and 3 reported yields of 9.8%, 4.7% and -2.1% respectively. The value of funds under management at the end of 2Q12 was US$ 10,542 million.

The following table shows the structure of Prima AFP’s portfolio under management at the end of the second quarter 2012:

Funds under management as of June 2012	Jun 12	Share %	Mar 12	Share %
Fund 1	1,055	10.0%	1,023	9.6%
Fund 2	6,970	66.1%	6,962	65.6%
Fund 3	2,516	23.9%	2,630	24.8%
Total US$ millon	10,542	100%	10,615	100%

Source: Superintendencia de Banca, Seguros y AFP.

Financial Results

Income

Prima AFP’s fee Income was US$ 30.9 million in 2Q12, which represented growth of 4.4% QoQ and 18.7% YoY. This increase was attributable to solid growth in RAM (the income base) due to dynamism in the Peruvian economy and Prima’s successful efforts to capture new affiliates.

RAM, which is the aggregate of the salaries of our affiliates, continued an upward trend and reached US$ 594.5 million at the end of 2Q12. This represents a 5.6% increase over the level reported in 1Q12.

Estimate of base to calculate earnings	PRIMA	System
US$ million	Jun 2012	Jun 2012	Share %
Administrative fees (1)	1.75%	1.91%	n.a.
RAM base (2)	595	1,818	32.7%

PRIMA AFP estimates. In accordance to local public infomation, (SMV).

(1) System administrative fee: simple average.

(2) RAM: average of aggregated income during the last 4 months excluding special collections and voluntary contributions fees.

Expenses

In 2Q12, administrative and sales expenses totaled US$ 11.7 million, which represented a decline of 7.9% QoQ that was primarily attributable to a decrease in advertising expenses. Depreciation and amortization expenses totaled US$ 2.1 million this quarter and include amortization of intangible assets (obtained in the framework of the merger with Unión Vida) as well as depreciation and amortization of real estate, equipment and systems.

Due to the aforementioned, operating income in 2Q12 was US$ 17.1 million, which represented an increase of 15.3% QoQ. After including other income and expenses, the translation result and provisions for income tax, net income totaled US$ 11.4 million. This represented a 24.8% increase with regard to 1Q12’s result.

In terms of accumulated results, Prima AFP’s evolution was favorable the first semester, which is reflected in its net income of US$ 20.6 million. This figure represents growth of 29.4% with regard to the net result for the same period in 2011. Additionally, the operating result was 34.2% higher than that obtained in 1H11.

Accumulated return on average equity (ROAE) at the end of June 2012 was 29.3%, which tops the figure posted for the same period last year (22.0%).

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At the end of June 2012, Prima AFP reported an asset level of US$ 263.7 million; net shareholders’ equity of US$ 173.4 million and liabilities for a total of US$ 90.3 million.

The table below contains the financial results:

Main financial indicators	Quarter			Change %		Year to date		Change %
(US$ thousand) (1)	2Q12	1Q12	2Q11	QoQ	YoY	Jun 12	Jun 11	Jun 12 / Jun 11
Income from commissions	30,885	29,577	26,019	4.4%	18.7%	60,462	50,002	20.9%
Administrative and sale expenses	(11,680)	(12,679)	(11,407)	-7.9%	2.4%	(24,359)	(21,449)	13.6%
Depreciation and amortization	(2,097)	(2,065)	(2,352)	1.5%	-10.8%	(4,162)	(4,751)	-12.4%
Operating income	17,108	14,833	12,260	15.3%	39.5%	31,941	23,802	34.2%
Other income and expenses, net	(263)	(237)	8	-11.1%	-3252.3%	(500)	(549)	8.9%
Income tax	(5,297)	(5,481)	(4,297)	-3.4%	23.3%	(10,778)	(7,174)	50.2%
Net income before translation results	11,548	9,115	7,971	26.7%	44.9%	20,663	16,079	28.5%
Translations results and deferred liabilities	(104)	55	(141)	-289.9%	26.1%	(49)	(153)	-67.8%
Net income	11,444	9,170	7,830	24.8%	46.2%	20,614	15,925	29.4%
ROAE	33.8%	26.1%	22.1%	7.8%	11.7%	29.3%	22.0%	7.3%
Total assets	263,672	304,417	260,334	-13.4%	1.3%
Total liabilities	90,302	141,539	87,698	-36.2%	3.0%
Net shareholders' equity	173,370	162,878	172,637	6.4%	0.4%

(1) IFRS.

Reform of the Private Pension System (SPP)

Law to Reform the SPP

The Executive Branch signed the Law to Reform the Private Pension System on July 19, 2012. The objective is to contribute to efforts to develop and strengthen social security in the area of pensions by increasing the competence and efficiency of the SPP while reducing administration fees, among other elements. It is important to remember that the Ministry of Economy and Finance (MEF) and the Superintendence of Banks, Insurance and AFP (SBS) still need to set up the rules for this Law, which will go into effect 120 days after the rules are published. Prima AFP´s management is evaluating the reform impact on business development to define measures that minimize this effect.

The relevant changes that are contemplated in this Law are:

•	A tender for affiliates will be held every 24 months; bid awards will be made to the AFP that offers the lowest administration fees. In this context, new affiliates to the SPP will be required to affiliate with the AFP that obtains the bid award and must remain with this fund manager for 24 months[2]. The first tender must be held by December 2012.

•	Workers that join the SPP 45 days after the day following the date on which this Law is published and up to the date that the first tender is held will be affiliated by their employers with the AFP that offers the lowest administration fees.

•	The tender will offer insurance for survivors, disability and burial costs in a single package for all AFPs via a collective policy. Insurance rights will be awarded to the insurance company that presents the best economic proposal.

•	The AFPs will apply a mixed commission to manage funds. This commission will be calculated based on monthly remuneration plus a commission on the fund that is set up with new contributions. Affiliates that are already in the system can choose to continue to be subject to a commission on remuneration according to the timeframes and means established by SBS.

2 Unless this AFP’s profitability is below the benchmark defined by SBS.

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•	A Zero Fund or a Capital Protection Fund will be created; this fund will offer stable growth and very low volatility. Its objective is to ensure that the funds of affiliates over the age of 65 maintain its value.

•	Measures are established to expand coverage, including:

✓	Obligatory affiliation to a pension system for independent workers under the age of 40.

✓	Creation of a Social Pension System for employees and owners of micro businesses under the age of 40 who perceive monthly income up to 1.5 times the Minimum Wage (RMV). Under this system, workers will receive a contribution from the State up to a certain rate[3] or for an amount equivalent to the contributions made by the affiliate.

•	The AFPs will register a provision for fee income from new contributions according to IAS rule 18. SBS, based on a prior opinion from MEF, will establish the conditions for the gradual implementation of IAS 18.

•	It also contemplates aspects related to employers, managing outside service contracts and the efficiency of the AFPs’ operating processes[4].

Finally, it is important to mention that a group of Congressmen has presented a suit in the Constitutional Court alleging that some of the articles of the Law to Reform the SPP are unconstitutional because they violate rights that are protected in the Constitution. Some of the aspects that are being questioned include the tender process for new affiliates and the move to charge a commission on the fund under management.

Noteworthy aspects of the Reform include those that aim to expand coverage and promote operating efficiencies to ensure that benefits are transferred to the company’s different stakeholders.

3 The State will make a contribution at a gradual rate, up to a maximum of 4% of salary of the employee at the microbusiness. The graduality of this rate and the timeframe in which the maximum rate will be reached has yet to be decided.

4 The efficiency of operating processes refers to centralization as well as the possibility of outsourcing orientation services and the sales force.

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VIII. Economic Outlook

Economic Activity

In 1Q12, the economy posted growth of 6.0% versus 5.5% last quarter. This result is attributable to the rebound seen in private spending, primarily in terms of business investments, and the fact that household consumption remained dynamic. Public spending bounced back to revert the negative trend observed over the last quarter as a larger percentage of public investment was executed at different government levels. In 2Q12, the economy expanded approximately 5.0% due to a drop in dynamism in the external sector.

The growth dynamic has taken different trajectories at the economic sector level depending on the extent to which each is linked to external demand. In this context, activities such as construction, commerce and services reported solid growth due to the fact that internal demand is dynamic; in contrast, the manufacturing sector decelerated in 1Q12 due to a drop in purchase orders from abroad and, to a lesser extent, the negative results reported for extractive activities such as fishing and mining.

The aforementioned took place in a context marked by an improvement in business expectations in the initial months of 2012. Although this indicator has recently moderated (but still reflects optimism in the business community), it more than likely explains the growth seen in private investment over the past few months; in this scenario, private investment is expected to grow around 10.0% this year. As such, our outlook for growth for 2012 is 6.1% with a downward bias given that global growth is expected to weaken further.

Gross Domestic Product and Internal Demand

(Annualized percentage variation)

External Sector

In May 2012, the trade deficit, which totaled US$ 162 million, was negative for the second consecutive month this year. This is in line with the US$ 141 million observed in April 2012. Exports totaled US$ 3,416 million, which represents a 16.6% drop YoY and 11.2% QoQ. The decline in exports was attributable to a decrease in traditional exports (-22.7%), which contracted in all segments including fishing (oil and fish meal) and agriculture (sugar and coffee). In terms of mineral exports, the increases in sales volumes for steel and copper were offset by lower figures for lead, tin, gold, zinc, molybdenum and silver. Non-traditional exports grew 6.4% due to an increase in exported volumes of agricultural and livestock products as well as chemicals.

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During the period imports totaled US$ 3,578 million, which represents a 10.8% increase with regard to the figure reported in May 2011. The import volume rose 9.4% due to an increase in purchases for durable consumer items and capital goods (not including construction materials). The average price for goods increased 1.2%; in this context, price increases for oil and capital goods were particularly noteworthy.

International reserves continue to accumulate despite volatility, which led the BCR to intervene in the exchange rate market by selling dollars in May 2012. As of July 10, IR totaled US$ 57,722 million, which topped the US$ 8,956 million reported at the end of 2011. This result was due primarily to an increase in deposits in the financial system and the Insurance Fund for Deposits for US$ 492 million and US$ 2 million respectively as well as net purchases of foreign currency in the Trading Room for US$ 25 million.

This was partially attenuated by a decrease in the value of investments for a total of US$ 15 million.

Exports and Imports

(3 month moving average annual % var.)

Prices and the Exchange Rate

Annual inflation at the end of 1H12 was situated at 4.0%, which represents a moderate decline with regard to the figure reported at the end of 2011 (4.74%), despite the fact that some oscillations were observed due to continuous supply shocks in the first few months of the year. The shocks registered for food and fuel, coupled with higher-than-expected seasonality, led inflation to converge with BCR’s target range (2% +/- 1pp) at a lower point that predicted at the beginning of the year. Given that inflationary pressures on demand are moderate, annual inflation is expected to cede over the next few months if supply shocks continue to dissipate. In this context, annual inflation is expected to close the year at 3.0%.

If the aforementioned occurs, BCR is expected to maintain the reference rate for the rest of the year. This is more than likely due to the fact that inflation is perceived as a temporary phenomenon and economic growth has stabilized at a level that will be sustainable in the long term. Nevertheless, some indicators linked to the external market have posted weak results. In response, BCR will continue to be vigilant, particular in terms of monitoring the evolution of the international scene, to intervene if they believe it is necessary.

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The Nuevo Sol’s accentuated appreciatory trend was reverted in May. This was attributable to the uncertainty generated by a renewed crisis scenario in the Euro Zone, which was due primarily to political upheaval. During this period of depreciation the BCR intervened in the exchange rate market, this time by selling US$ 676 million. Once this period of uncertainty ebbed, the exchange rate resumed its downward trend, which led BCR to purchase US$ 25 million during the first few days of July. The outlook for the exchange rate continues to fall and will more than likely be situated at S/. 2.60 at year-end. This forecast also has a moderate downward bias. Nevertheless, periods of volatility are expected throughout the year as news breaks concerning factors that affect internal and external demand.

Consumer Price Index	Exchange Rate
(Annual percentage variation)	(Nuevos Soles for US$)

Fiscal Sector

At the end of May 2012, the non-financial public sector reported an economic surplus of S/. 15,642 million, which tops the S/. 2,582 million reported for the same period in 2011.

The central government’s accumulated income at the end of May was S/. 49,247 million. This represents a real increase of 5.8% with regard to the same period last year and reflects the fact that collections continue to expand.

This behavior primarily reflects the evolution of income tax, which has increased 10.0% thus far this year. During this period, the increases in collections for individual income taxes were particularly noteworthy. The increase in tax collections from individuals was attributable to the distribution of dividends at the company level and employee profit sharing, which, according to the new payment method stipulated by Supreme Decree 136-2011-EF, must be reported within a month of the date on which extraordinary income was perceived as opposed to making payments throughout the year as was previously the case.

During the first five months of the year, the central government’s non-financial income (S/. 31,814 million) reported real growth of 4.4%. This was due primarily to an increase in local government expenditure on investment projects (125.7%) and the fact that the sub-national governments procured more goods and services (45.3% increase at the local government level and 37.6% at the regional government level). This expansion is part of the Ministry of Economy’s Economic Stimulus Plan and dates back to 4Q11, when a significant deceleration was forecast for the global economy. At this point, it appears that these forecasts were on the nose. Nevertheless, the national government’s expenses have fallen 10.8% thus far this year, which reflects that fact that expenses have fallen for current transfers and transfers to the Fuel Price Stabilization Fund (FEPC) and Programa Juntos in particular.

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Despite the savings accumulated thus far this year and given that seasonality tends to affect public spending, the fiscal surplus in 2012 is expected to situate at approximately 1.1% of GDP. This figure will fall below last year’s and will depend on the expansion expected in investment and public consumption, which are in turn dependent on the risks perceived for the global economy and any decrease in collections that would follow further deterioration.

Tax Income of the Central Government

(Annualized in Nuevos Soles billions)

Financial System

At the end of May, loans by financial entities that are authorized to capture deposits grew at an annual rate of 14.7%, which indicates that growth has slowed down with regard to last month’s figure of 16.3%. This moderation was observed in mortgage loans (+25.0% versus 25.2% in April) and consumer loans (+18.8% versus 18.9% in April). The depreciation of the Nuevo Sol against the US Dollar (in an external context marked by more uncertainty), the downward trajectory of the dollarization coefficient for loans to businesses was situated at 55.7%, which indicates an increase with regard to April (54.6%). Mortgage loan dollarization reached 49.0% (48.4% in April) while consumer loan dollarization held steady at 9.9% (9.7% in April).

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Main Economic Indicators

	2010	2011					2012
	Year	IQ	IIQ	IIIQ	IVQ	Year	IQ
GDP (US$ MM)	153,964	40,978	44,644	44,819	46,321	176,761	46,626
Real GDP (var. %)	8.8	8.8	6.9	6.7	5.5	6.9	6.0
GDP per-capita (US$)	5,101	5,312	5,736	5,707	5,846	5,650	5,832
Domestic demand (var. %)	13.1	10.5	7.9	5.5	5.2	7.2	5.6
Consumption (var. %)	6.0	6.4	6.4	6.3	6.4	6.4	6.0
Private Investment (var. %)	23.2	12.4	4.7	1.3	3.3	5.1	16.5
CPI (annual change, %)	2.1	2.7	2.9	3.7	4.7	4.7	4.23
Exchange rate, eop (S/. per US$)	2.82	2.78	2.76	2.74	2.70	2.70	2.67
Devaluation (annual change, %)	-2.4	-2.1	-2.7	-1.6	-4.4	-4.4	-3.89
Exchange rate, average (S/. per US$)	2.83	2.78	2.78	2.74	2.71	2.75	2.68
Non-Financial Public Sector (% of GDP)	-0.3	6.0	5.5	1.3	-4.9	1.9	7.0
Central government current revenues (% of GDP)	17.2	18.9	19.4	17.1	17.1	18.1	19.2
Tax Income (% of GDP)	14.8	16.2	16.5	14.6	14.8	15.5	16.7
Non Tax Income (% of GDP)	2.4	2.7	3.0	2.5	2.3	2.6	2.5
Current expenditures (% of GDP)	11.8	11.1	13.0	11.3	12.6	12.0	10.0
Capital expenditures (% of GDP)	6.4	2.8	4.6	4.6	9.0	5.3	3.2
Trade Balance (US$ MM)	6,750	1,906	2,181	3,210	2,004	9,302	2,115
Exports (US$ MM)	35,565	10,106	11,752	12,900	11,511	46,268	11,680
Imports (US$ MM)	28,815	8,200	9,570	9,690	9,507	36,967	9,564
Current Account Balance (US$ MM)	-2,625	-1,235	-1,361	49	-794	-3,341	-982
Current Account Balance (% of GDP)	-1.7	-2.2	-2.6	0.9	-1.3	-1.3	-2.1

Source: BCR, INEI, estimated by BCP.

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Company Description:

Credicorp Ltd. (NYSE: BAP) is the leading financial services holding company in Peru. It primarily operates via its four principal Subsidiaries: Banco de Crédito del Peru (BCP), Atlantic Security Holding Corporation (ASHC), El Pacífico-Peruano Suiza Compañía de Seguros y Reaseguros (PPS) and Grupo Credito. Credicorp is engaged principally in commercial banking (including trade finance, corporate finance and leasing services), insurance (including commercial property, transportation and marine hull, automobile, life, health and pension fund underwriting insurance) and investment banking (including brokerage services, asset management, trust, custody and securitization services, trading and investment). BCP is the Company's primary subsidiary.

Safe Harbor for Forward-Looking Statements

This material includes “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical information provided herein are forward-looking and may contain information about financial results, economic conditions, trends and known uncertainties.

The Company cautions readers that actual results could differ materially from those expected by the Company, depending on the outcome of certain factors, including, without limitation: (1) adverse changes in the Peruvian economy with respect to the rates of inflation, economic growth, currency devaluation, and other factors, (2) adverse changes in the Peruvian political situation, including, without limitation, the reversal of market-oriented reforms and economic recovery measures, or the failure of such measures and reforms to achieve their goals, and (3) adverse changes in the markets in which the Company operates, including increased competition, decreased demand for financial services, and other factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company’s business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

43

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In US$ thousands, IFRS)

	As of			Change %
	Jun 12	Mar 12	Jun 11	QoQ	YoY
ASSETS
Cash and due from banks
Non-interest bearing	780,213	1,011,854	1,523,186	-22.9%	-48.8%
Interest bearing	4,746,513	5,295,754	3,932,210	-10.4%	20.7%
Total cash and due from banks	5,526,727	6,307,607	5,455,396	-12.4%	1.3%

Marketable securities, net	305,336	160,579	98,500	90.1%	210.0%

Loans	19,232,220	18,094,523	16,198,533	6.3%	18.7%
Current	18,897,039	17,794,433	15,956,024	6.2%	18.4%
Past due	335,181	300,090	242,509	11.7%	38.2%
Less - net provisions for possible loan losses	(626,119)	(564,058)	(470,440)	11.0%	33.1%
Loans, net	18,606,102	17,530,465	15,728,093	6.1%	18.3%

Investments securities available for sale	7,832,414	7,629,633	6,218,023	2.7%	26.0%
Reinsurance assets	163,835	167,448	126,341	-2.2%	29.7%
Premiums and other policyholder receivables	166,315	167,308	131,056	-0.6%	26.9%
Property, plant and equipment, net	493,796	481,906	394,343	2.5%	25.2%
Due from customers on acceptances	66,327	57,506	65,420	15.3%	1.4%
Other assets	1,917,440	1,658,570	1,441,108	15.6%	33.1%

Total assets	35,078,291	34,161,024	29,658,280	2.7%	18.3%

LIABILITIES AND NET SHAREHOLDERS' EQUITY
Deposits and Obligations
Non-interest bearing	5,824,219	5,841,141	5,313,258	-0.3%	9.6%
Interest bearing	15,894,516	15,340,563	13,227,155	3.6%	20.2%
Total deposits and Obligations	21,718,735	21,181,704	18,540,412	2.5%	17.1%

Due to banks and correspondents	2,518,745	2,514,012	2,210,477	0.2%	13.9%
Acceptances outstanding	66,327	57,506	65,420	15.3%	1.4%
Reserves for property and casualty claims	1,284,518	1,241,936	1,073,705	3.4%	19.6%
Reserve for unearned premiums	198,287	206,098	179,712	-3.8%	10.3%
Reinsurance payable	69,782	54,118	55,886	28.9%	24.9%
Bonds and subordinated debt	4,239,957	3,910,331	3,547,892	8.4%	19.5%
Other liabilities	1,200,826	1,426,244	961,230	-15.8%	24.9%
Minority interest	105,982	75,323	57,599	40.7%	84.0%
Total liabilities	31,403,158	30,667,271	26,692,333	2.4%	17.6%

Capital stock	471,912	471,912	471,912	0.0%	0.0%
Treasury stock	(74,630)	(74,673)	(74,877)	-0.1%	-0.3%
Capital surplus	107,883	107,018	112,507	0.8%	-4.1%
Reserves	2,297,813	2,319,050	1,792,921	-0.9%	28.2%
Unrealized gains	458,638	453,880	288,631	1.0%	58.9%
Retained earnings	413,519	216,566	374,855	90.9%	10.3%
Net shareholders' equity	3,675,134	3,493,753	2,965,948	5.2%	23.9%

Total liabilities and net shareholders' equity	35,078,291	34,161,024	29,658,280	2.7%	18.3%

Contingent credits	14,350,579	12,401,677	11,165,692	15.7%	28.5%

44

CREDICORP LTD. AND SUBSIDIARIES

QUARTERLY INCOME STATEMENT

(In US$ thousands, IFRS)

	Quarter			Change %		Year to date		Change %
	2Q12	1Q12	2Q11	QoQ	YoY	Jun 12	Jun 11	YoY

Interest income and expense
Interest and dividend income	559,786	524,658	440,977	6.7%	26.9%	1,084,444	871,994	24.4%
Interest expense	(165,850)	(152,407)	(130,516)	8.82%	27.07%	(318,257)	(251,462)	26.56%
Net interest income	393,936	372,252	310,461	5.8%	26.9%	766,187	620,533	23.5%

Net provisions for loan losses	(110,850)	(69,639)	(60,259)	59.2%	84.0%	(180,489)	(101,776)	77.3%

Non financial income
Fee income	176,914	162,848	151,781	8.6%	16.6%	339,762	294,270	15.5%
Net gain on foreign exchange transactions	43,727	39,253	35,180	11.4%	24.3%	82,980	66,520	24.7%
Net gain on sales of securities	16,090	29,755	6,575	-45.9%	144.7%	45,846	25,081	82.8%
Other	14,026	5,962	1,040	135.3%	1248.5%	19,987	14,480	38.0%
Total non financial income, net	250,757	237,819	194,576	5.4%	28.9%	488,576	400,350	22.0%

Insurance premiums and claims
Net premiums earned	171,894	158,534	140,472	8.4%	22.4%	330,428	273,476	20.8%
Net claims incurred	(17,729)	(32,149)	(17,679)	-44.9%	0.3%	(49,879)	(33,065)	50.8%
Increase in cost for life and health policies	(86,211)	(94,363)	(69,915)	-8.6%	23.3%	(180,574)	(137,387)	31.4%
Net technical commissions and Expenses (1)	(30,584)	(24,137)	(40,915)	26.7%	-25.3%	(54,721)	(40,915)	33.7%
Total Insurance services technical result	37,370	7,885	11,963	374.0%	212.4%	45,255	62,109	-27.1%

Medical Services Technical Result (2)	1,632	1,957	-	-16.6%	100.0%	3,589	-	100.0%

Operating expenses
Salaries and employees benefits	(175,667)	(165,480)	(140,390)	6.2%	25.1%	(341,147)	(275,808)	23.7%
Administrative, general and tax expenses	(123,048)	(104,688)	(94,896)	17.5%	29.7%	(227,736)	(183,963)	23.8%
Depreciation and amortization	(27,937)	(28,275)	(23,435)	-1.2%	19.2%	(56,212)	(46,580)	20.7%
Other	(10,936)	(12,128)	10,693	-9.8%	-202.3%	(23,064)	(27,997)	-17.6%
Total operating expenses	(337,589)	(310,571)	(248,029)	8.7%	36.1%	(648,159)	(534,348)	21.3%

Operating income (3)	235,256	239,703	208,713	-1.9%	12.7%	474,959	446,868	6.3%
Translation result	(1,685)	13,185	12,638	-112.8%	-113.3%	11,499	13,661	-15.8%
Income taxes	(58,573)	(60,073)	(43,165)	-2.5%	35.7%	(118,646)	(103,841)	14.3%

Net income	174,998	192,814	178,186	-9.2%	-1.8%	367,812	356,688	3.1%
Minority interest	3,051	3,702	4,019	-17.6%	-24.1%	6,753	7,496	-9.9%
Net income attributed to Credicorp	171,946	189,113	174,167	-9.1%	-1.3%	361,059	349,191	3.4%

(1) Commisions over insurance and reinsurance premiums.

(2) Gross margin from clinics: income from medical care minus operating expenses related to medical services.

(3) Income before translation results and income taxes.

45

CREDICORP LTD. AND SUBSIDIARIES

SELECTED FINANCIAL INDICATORS

	Quarter			Year to date
	2Q12	1Q12	2Q11	Jun 12	Jun 11

Profitability
Net income per common share (US$ per share)(1)	2.16	2.37	2.18	4.53	4.38
Net interest margin on interest earning assets (2)	5.03%	5.08%	4.75%	4.89%	4.81%
Return on average total assets (2)(3)	2.0%	2.3%	2.4%	2.1%	2.4%
Return on average shareholders' equity (2)(3)	19.2%	22.0%	24.2%	20.1%	24.2%
No. of outstanding shares (millions)(4)	79.76	79.76	79.76	79.76	79.76

Quality of loan portfolio
PDL ratio	1.74%	1.66%	1.50%	1.74%	1.50%
NPL ratio	2.34%	2.21%	1.99%	2.34%	1.99%
Coverage of PDLs	186.8%	188.0%	194.0%	186.8%	194.0%
Coverage of NPLs	139.1%	141.0%	145.7%	139.1%	145.7%
Reserves for loan losses / Total loans	3.3%	3.1%	2.9%	3.3%	2.9%

Operating efficiency
Oper. expenses as a percent. of total income (5)	41.4%	40.6%	40.6%	41.0%	40.4%
Oper. expenses as a percent. of av. tot. assets(2)(3)(5)	3.8%	3.7%	3.5%	3.6%	3.5%

Average balances (millions of US$) (3)
Interest earning assets	31,330.9	29,310.0	26,200.4	31,330.9	25,802.9
Total assets	34,619.7	32,538.6	29,496.9	34,619.7	29,135.7
Net shareholder's equity	3,584.4	3,434.7	2,883.3	3,584.4	2,880.1

(1) Based on Net Income attributed to BAP. Number of shares outstanding of 79.8 million in all periods.

(2) Ratios are annualized.

(3) Averages are determined as the average of period-beginning and period-ending balances.

(4) Net of treasury shares. The total number of shares was of 94.38 million.

(5) Total income includes net interest income, fee income, net gain on foreign exchange transactions and net premiums earned. Operating expense do not include other expenses.

46

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(In US$ thousands, IFRS)

		As of		Change %
	Jun 12	Mar 12	Jun 11	QoQ	YoY
ASSETS

Cash and due from banks	5,403,580	6,180,377	5,296,043	-12.6%	2.0%
Cash and BCRP	4,803,804	5,310,675	4,819,611	-9.5%	-0.3%
Deposits in other Banks	589,589	863,017	467,865	-31.7%	26.0%
Interbanks	6,621	3,750	6,819	76.6%	-2.9%
Accrued interest on cash and due from banks	3,566	2,935	1,748	21.5%	104.0%

Marketable securities, net	204,189	90,268	98,500	126.2%	107.3%

Loans	18,599,092	17,570,093	15,927,315	5.9%	16.8%
Current	18,264,583	17,270,696	15,685,548	5.8%	16.4%
Past Due	334,509	299,397	241,767	11.7%	38.4%
Less - net provisions for possible loan losses	(625,293)	(563,233)	(469,728)	11.0%	33.1%
Loans, net	17,973,799	17,006,860	15,457,587	5.7%	16.3%

Investment securities available for sale	5,173,372	5,020,347	3,906,167	3.0%	32.4%
Property, plant and equipment, net	362,323	361,449	328,851	0.2%	10.2%
Due from customers acceptances	66,327	57,506	65,420	15.3%	1.4%
Other assets	1,497,785	1,249,473	1,158,761	19.9%	29.3%

Total assets	30,681,375	29,966,280	26,311,329	2.4%	16.6%

LIABILITIES AND NET SHAREHOLDERS' EQUITY

Deposits and obligations	20,424,662	19,969,835	17,440,176	2.3%	17.1%
Demand deposits	7,521,529	6,881,252	6,451,733	9.3%	16.6%
Saving deposits	5,346,285	5,466,391	4,609,125	-2.2%	16.0%
Time deposits	5,513,461	5,880,464	4,827,161	-6.2%	14.2%
Severance indemnity deposits (CTS)	1,971,406	1,677,876	1,496,796	17.5%	31.7%
Interest payable	71,981	63,852	55,361	12.7%	30.0%

Due to banks and correspondents	3,324,843	3,340,586	3,400,461	-0.5%	-2.2%
Bonds and subordinated debt	3,482,265	3,104,369	2,622,932	12.2%	32.8%
Acceptances outstanding	66,327	57,506	65,420	15.3%	1.4%
Other liabilities	913,785	1,151,947	720,411	-20.7%	26.8%

Total liabilities	28,211,882	27,624,243	24,249,400	2.1%	16.3%

Net shareholders' equity	2,440,708	2,337,052	2,057,795	4.4%	18.6%
Capital stock	1,019,491	1,019,491	783,213	0.0%	30.2%
Reserves	711,685	711,685	628,987	0.0%	13.1%
Unrealized Gains and Losses	136,280	160,283	140,212	-15.0%	-2.8%
Retained Earnings	274,898	274,974	236,418	0.0%	16.3%
Income for the year	298,354	170,619	268,965	74.9%	10.9%

Minority interest	28,785	4,985	4,134	477.4%	596.3%

Total liabilities and net shareholders' equity	30,681,375	29,966,280	26,311,329	2.4%	16.6%

Off-balance sheet	14,274,169	12,306,985	11,062,402	16.0%	29.0%

47

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

QUARTERLY INCOME STATEMENT

(In US$ thousands, IFRS)

	Quarter			Change %		Year to date		Change %
	2Q12	1Q12	2Q11	QoQ	YoY	Jun 12	Jun 11	Jun 12 / Jun 11

Interest income and expense
Interest and dividend income	511,980	487,649	408,515	5.0%	25.3%	999,629	806,046	24.0%
Interest expense	(157,685)	(145,150)	(128,198)	8.6%	23.0%	(302,835)	(248,214)	22.0%
Net interest and dividend income	354,295	342,499	280,317	3.4%	26.4%	696,794	557,832	24.9%
Net provision for loan losses	(111,091)	(69,842)	(60,409)	59.1%	83.9%	(180,933)	(102,063)	77.3%

Non financial income
Banking services commissions	151,598	141,985	132,207	6.8%	14.7%	293,583	254,232	15.5%
Net gain on foreign exchange transactions	43,650	39,330	35,335	11.0%	23.5%	82,980	66,610	24.6%
Net gain on sales of securities	10,941	13,647	552	-19.8%	1882.1%	24,588	(2,083)	1280.4%
Other	11,530	3,737	2,532	208.5%	355.4%	15,267	10,786	41.5%
Total non financial income,net	217,719	198,699	170,626	9.6%	27.6%	416,418	329,545	26.4%

Operating expenses
Salaries and employees benefits	(147,771)	(139,042)	(117,713)	6.3%	25.5%	(286,813)	(231,620)	23.8%
Administrative expenses	(102,667)	(85,255)	(79,861)	20.4%	28.6%	(187,922)	(152,482)	23.2%
Depreciation and amortization	(23,115)	(23,653)	(19,235)	-2.3%	20.2%	(46,768)	(38,105)	22.7%
Other	(8,790)	(9,299)	(11,320)	-5.5%	-22.3%	(18,089)	(23,166)	-21.9%
Total operating expenses	(282,343)	(257,249)	(228,129)	9.8%	23.8%	(539,592)	(445,373)	21.2%

Operating Income (1)	178,580	214,107	162,405	-16.6%	10.0%	392,687	339,941	15.5%
Translation result	(3,062)	11,414	12,333	-126.8%	-124.8%	8,352	13,583	-38.5%
Workers' profit sharing	-	-	-	0.0%	0.0%	-	-	0.0%
Income taxes	(47,965)	(54,654)	(36,719)	-12.2%	30.6%	(102,619)	(84,181)	21.9%
Minority interest	182	(248)	(149)	173.4%	222.1%	(66)	(378)	-82.5%
Net income	127,735	170,619	137,870	-25.1%	-7.4%	298,354	268,965	10.9%

(1) Income before translation results and income taxes.

48

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

SELECTED FINANCIAL INDICATORS

	Quarter			Year to date
	2Q12	1Q12	2Q11	Jun 12	Jun 11

Profitability
Net income per common share (US$ per share)(1)	0.040	0.054	0.043	0.094	0.084
Net interest margin on interest earning assets (2)	5.06%	5.21%	4.65%	5.17%	4.67%
Return on average total assets (2)(3)	1.7%	2.4%	2.1%	2.0%	2.1%
Return on average shareholders' equity (2)(3)	21.4%	29.2%	27.7%	25.2%	27.0%
No. of outstanding shares (millions)	3,187.90	3,187.90	3,187.90	3,187.90	3,187.90

Quality of loan portfolio
PDL ratio	1.80%	1.70%	1.52%	1.80%	1.52%
NPL ratio	2.42%	2.27%	2.02%	2.42%	2.02%
Coverage of PDLs	186.9%	188.1%	194.3%	186.9%	194.3%
Coverage of NPLs	139.1%	141.0%	145.8%	139.1%	145.8%
Reserves for loan losses as a percentage of total loans	3.4%	3.2%	3.0%	3.4%	3.0%

Operating efficiency
Oper. expenses as a percent. of total income (4)	49.8%	47.3%	48.4%	48.6%	48.1%
Oper. expenses as a percent. of av. tot. assets(2)(3)(4)	3.6%	3.5%	3.3%	3.6%	3.3%

Capital adequacy
Total Regulatory Capital (US$ million)	3,275.9	2,984.6	2,279.7	9.8%	43.7%
Tier I capital	2,219.3	2,243.2	1,880.5	-1.1%	18.0%
BIS ratio (5)	15.9%	15.3%	13.5%	15.9%	13.5%

Average balances (US$ million) (3)
Interest earning assets	28,001.4	26,283.5	24,111.1	26,930.2	23,895.5
Total Assets	30,323.8	28,471.4	26,262.1	29,208.0	25,967.1
Net shareholders' equity	2,388.9	2,339.2	1,989.0	2,373.1	1,990.2

(1) Shares outstanding of 2,558 million is used for all periods since shares have been issued only for capitalization of profits and inflation adjustment.

(2) Ratios are annualized.

(3) Averages are determined as the average of period-beginning and period-ending balances.

(4) Total income includes net interest income, fee income and net gain on foreign exchange transactions. Operating expense includes personnel expenses, administrative expenses and depreciation and amortization.

(5) Regulatory Capital / risk-weighted assets. Risk weighted assets include market risk and operation risk.

49

EL PACIFICO - PERUANO SUIZA and SUBSIDIARIES

(In US$ thousand)

	Three months ended			Change %		Year to date		Change %
	2Q12	1Q12	2Q11	QoQ	YoY	Jun 12	Jun 11	Jun 12 / Jun 11
Results
Written premiums	231,508	227,542	197,436	1.7%	17.3%	459,050	391,151	17.4%
Ceded Premiums	26,142	22,975	24,325	13.8%	7.5%	49,117	44,908	9.4%
Unearned premium reserves *	28,269	41,030	28,914	-31.1%	-2.2%	69,299	64,564	7.3%
Net earned premiums	177,097	163,537	144,197	8.3%	22.8%	340,634	281,679	20.9%
Direct claims *	115,919	162,082	95,219	-28.5%	21.7%	278,000	181,389	53.3%
Reinsurance ceded	11,979	35,570	8,139	-66.3%	47.2%	47,548	10,936	334.8%
Net claims	103,940	126,512	87,080	-17.8%	19.4%	230,452	170,453	35.2%
Paid commissions *	31,414	30,916	26,736	1.6%	17.5%	62,330	52,540	18.6%
Commissions received	2,602	2,199	2,667	18.3%	-2.5%	4,801	5,162	-7.0%
Net commissions	28,812	28,717	24,068	0.3%	19.7%	57,529	47,378	21.4%
Underwriting expenses *	12,035	9,331	11,525	29.0%	4.4%	21,366	21,535	-0.8%
Underwriting income	3,183	2,917	2,969	9.1%	7.2%	6,100	5,576	9.4%
Underwriting costs, net	8,853	6,414	8,556	38.0%	3.5%	15,267	15,959	-4.3%
Underwriting result	35,491	1,895	24,493	1773.3%	44.9%	37,386	47,890	-21.9%

Medical Services Underwriting result (1)	1,632	1,957	-	-	-	3,589	-	-

Financial income	25,060	20,952	23,001	19.6%	9.0%	46,012	42,650	7.9%
Gains on sale of securities	3,492	13,945	3,277	-75.0%	6.6%	17,438	8,128	114.5%
Net property and rental income	1,385	1,915	1,254	-27.7%	10.4%	3,300	2,390	38.1%
(-) Financial expenses	1,950	1,567	303	24.4%	542.9%	3,517	722	387.4%
Financial income, net	27,988	35,245	27,229	-20.6%	2.8%	63,233	52,447	20.6%

Salaries and benefits *	20,656	19,836	14,428	4.1%	43.2%	40,491	29,318	38.1%
Administrative expenses *	18,989	17,698	12,939	7.3%	46.8%	36,687	26,849	36.6%
Third party services	9,843	8,369	5,991	17.6%	64.3%	18,215	12,829	42.0%
Management expenses	3,390	3,505	2,707	-3.3%	25.2%	6,893	5,386	28.0%
Provisions	2,753	2,890	2,064	-4.7%	33.3%	5,642	3,859	46.2%
Taxes	1,686	1,779	1,259	-5.2%	33.8%	3,465	2,964	16.9%
Other expenses *	1,317	1,155	917	14.1%	43.6%	2,472	1,811	36.5%
Opertating expenses	39,644	37,534	27,367	5.6%	44.9%	77,178	56,167	37.4%

Other income *	1,373	366	44	275.1%	3026.9%	1,738	798	117.9%
Traslations results	(38)	1,767	2,696	-102.2%	-101.4%	1,729	2,711	-36.2%
Income tax	2,647	(1,226)	1,320	315.9%	100.5%	1,421	6,252	-77.3%

Income before minority interest	24,155	4,922	25,776	390.8%	-6.3%	29,076	41,427	-29.8%
Minority interest	2,267	1,631	3,893	39.0%	-41.8%	3,897	7,284	-46.5%

Net income	21,888	3,291	21,883	565.1%	0.0%	25,179	34,142	-26.3%

Balance (end of period)
Total assets	2,380,110	2,249,912	1,819,551	130,198	560,559	2,380,110	1,819,551	560,559
Invesment on securities and real state (2)	1,534,459	1,470,743	1,290,070	63,716	244,389	1,534,459	1,290,070	244,389
Technical reserves	1,484,229	1,450,237	1,253,792	33,992	230,437	1,484,229	1,253,792	230,437
Net equity	523,180	471,521	377,003	51,659	146,177	523,180	377,003	146,177

Ratios
Ceded	11.3%	10.1%	12.3%	1.2	(1.0)	10.7%	11.5%	(0.8)
Loss ratio	58.7%	77.4%	60.4%	(18.7)	(1.7)	67.7%	60.5%	7.1
Commissions + technical expenses, net / net earned premiums	21.3%	21.5%	22.6%	(0.2)	(1.4)	21.4%	22.5%	(1.1)
Underwriting results / net premiums earned	15.3%	0.8%	12.4%	14.5	2.9	8.1%	12.2%	(4.1)
Operating expenses / net premiums earned	22.4%	23.0%	19.0%	(0.6)	3.4	22.7%	19.9%	2.7
Return on equity (3) (4)	17.6%	2.8%	25.5%	14.8	(7.9)	10.5%	20.1%	(9.6)
Return on written premiums	9.5%	1.4%	11.1%	8.0	(1.6)	5.5%	8.7%	(3.2)

Combined ratio of PPS + PS (5) (6)	102.1%	114.5%	102.8%	(12.5)	(0.7)	108.1%	101.2%	6.8
Net claims / net earned premiums	64.1%	77.7%	65.1%	(13.6)	(1.0)	70.9%	63.0%	7.9
General expenses and commissions / net earned premiums	38.0%	36.9%	37.8%	1.2	0.3	37.2%	38.2%	(1.1)

*Change in these accounts are due to reclassifications in 2Q11.

(1) This account reflects the operating income of the medical subsidiaries adquired. This amount used to be included in Other income until 1Q12.

(2) Real State Investment were excluded.

(3) Annualized.

(4) Average are determined as the average of period - beginning and period ending.

(5) Without consolidated adjustments.

(6) EPS includes Médica, Doctor +, Clínica San Borja, Análisis Clínicos, Galeno, Oncocare, Clínica El Golf y Clínica Sánchez Ferrer.

50

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2012

CREDICORP LTD.

By:	/s/ Mario Ferrari
Mario Ferrari
Authorized Representative